Exhibit 2.3

EXECUTION COPY

ASSET PURCHASE AGREEMENT

dated as of November 5, 2021
by and among

PACIFIC ETHANOL STOCKTON LLC

as Seller,

PELICAN ACQUISITION LLC

as Purchaser,

and for purposes of Article V and Article XI,

ALTO INGREDIENTS, INC.

as Seller Parent

TABLE OF CONTENTS

	ARTICLE I

	DEFINITIONS

Section 1.1	Definitions	1
Section 1.2	Interpretation	11

	ARTICLE II

	PURCHASE AND SALE

Section 2.1	Purchase and Sale of the Purchased Assets	12
Section 2.2	Assumed Liabilities	13
Section 2.3	Excluded Liabilities	13

	ARTICLE III

	PURCHASE PRICE

Section 3.1	Purchase Price	14
Section 3.2	Proration	14
Section 3.3	Allocation of Purchase Price	14

	ARTICLE IV

	CLOSING

Section 4.1	Closing Date	14
Section 4.2	Closing Deliveries by Seller	15
Section 4.3	Closing Deliveries by Purchaser	16

	ARTICLE V

	REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER PARENT

Section 5.1	Organization and Qualification; Authority and Enforceability.	16
Section 5.2	No Conflict	17
Section 5.3	Consents	17
Section 5.4	Litigation	17
Section 5.5	Title to and Condition of Properties and Facility; Performance Reports.	18
Section 5.6	Compliance with Laws; Permits	19
Section 5.7	Employee Matters	20
Section 5.8	Tax Matters	21
Section 5.9	Intellectual Property	21

i

Exhibits

Exhibit A	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B	Form of Ethanol Marketing Agreement
Exhibit C	Form of Seller Parent Letter of Credit
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Stockton Transit Agreement
Exhibit F	Form of Assignment and Assumption Lease, Consent to Assignment and Acknowledgment and Form of Memorandum of Assignment and Assumption of Lease
Exhibit G	Form of Assignment and Assumption of Sublease
Exhibit H	Form of FIRPTA Certificate
Exhibit I	California Form RE 593

Schedules

Schedule 2.1(a)	Tangible Personal Property
Schedule 2.1(c)	Assigned Contracts
Schedule 3.3	Allocation of Purchase Price
Schedule 5.3	Seller Approvals
Schedule 5.5(a)	Title
Schedule 5.5(b)	Site Leases and Easements
Schedule 5.5(d)	Maintenance and Repair
Schedule 5.5(c)	Description of Real Property at Site
Schedule 5.5(e)	Performance Reports
Schedule 5.6(a)	Compliance with Laws
Schedule 5.6(c)	Permits
Schedule 5.6(d)	Absence of Permits
Schedule 5.6(f)	Violation, Cancellation, Default or Dispute of Permits
Schedule 5.10(c)	Release of Hazardous Materials
Schedule 5.10(e)	List of Off-Site Hazardous Materials Facilities

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated effective as of November 5, 2021, is made and entered into by and among Pacific Ethanol Stockton LLC, a Delaware limited liability company (the “Seller”), Pelican Acquisition LLC, a California limited liability company (the “Purchaser”), and, for purposes of Article V and Article XI hereof, Alto Ingredients, Inc. a Delaware corporation (“Seller Parent”). Seller, Purchaser and (as provided above) Seller Parent are each referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller is the owner of the Facility and certain assets related to the Facility; and

WHEREAS, Seller wishes to sell to Purchaser, and Purchaser wishes to purchase from Seller, all right, title and interest in and to the Purchased Assets, and in connection therewith Purchaser is willing to assume the Assumed Liabilities, all upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants, agreements and conditions set forth in this Agreement, and for other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the Parties intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following terms have the following meanings when used herein:

“Acceptable Bank” means any United States commercial bank(s) or financial institution(s) or a United States branch of a foreign commercial bank(s) or financial institution(s) having a long-term unsecured senior debt rating of at least A2 or better by Moody’s and A or better by S&P.

“Action” means any claim, action, lawsuit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, a Person shall be deemed to control another Person if it (a) owns or controls more than fifty percent (50%) of the voting equity of the other Person (or other comparable ownership if the Person is not a corporation) or (b) possesses the power to direct or cause the direction of the management policies of a Person, by contract or otherwise.

“Agreed Amount” has the meaning set forth in Section 11.5(a)(ii).

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Airgas Sublease” means that certain sublease agreement dated March 15, 2018, between Seller, as sublessor, and Airgas USA, LLC, a Delaware limited liability company, as sublessee.

“Allocation Schedule” has the meaning set forth in Section 3.3.

“Ancillary Agreements” means any and all written agreements (including the Bill of Sale, Assignment and Assumption Agreement, the Transition Services Agreement, the Stockton Transit Agreement and the Ethanol Marketing Agreement), documents, certificates or other instruments to be entered into or executed by Seller, Purchaser, or their Affiliates, in connection with the transactions contemplated by this Agreement.

“Annual Adjustment Date” has the meaning set forth in in Sections 1.2.1 and 5.4.1 of the Ground Lease.

“Asset Acquisition Statement” has the meaning set forth in Section 3.3.

“Assigned Contracts” and “Assigned Contract” have the meanings set forth in Section 2.1(c).

“Assumed Liabilities” means the following Liabilities (in each case, excluding any and all Excluded Liabilities): (a) all Liabilities of Seller under each of the Assigned Contracts and Assumed Permits accruing after the Closing Date; (b) all Liabilities for Taxes to the extent arising out of the ownership or operation of the Purchased Assets or the Assumed Liabilities after the Closing Date or otherwise apportioned to Purchaser pursuant to Article II or otherwise in this Agreement; (c) any Liabilities relating to or arising out of Purchaser’s ownership or operation of the Purchased Assets from and after the Closing Date; and (d) all Liabilities of Seller and/or Seller Parent, as applicable, under the Site Leases, the Airgas Sublease and the Maintenance Agreement first arising after the Closing Date and not relating to any breach, default or violation of Seller or any other act or omission of Seller thereunder. For the avoidance of doubt, Assumed Liabilities shall not include Liabilities for Seller’s portion of the Conveyance Taxes.

“Assumed Permits” has the meaning set forth in Section 2.1(e).

“Base Rent” has the meaning set forth in Section 1.2.2 of the Ground Lease.

“Bill of Sale and Assignment and Assumption Agreement” means a bill of sale and assignment and assumption agreement, to be entered into by and among Seller, Seller Parent and Purchaser, on the other, in substantially the form attached hereto as Exhibit A.

“Books, Records and Files” has the meaning set forth in Section 2.1(d).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the State of California.

“CARB” means the California Air Resources Board or any successor body politic or corporate.

“CARB Compliance Requirements” has the meaning set forth in Section 7.11.

“Closing” has the meaning set forth in Section 4.1.

“Closing Date” has the meaning set forth in Section 4.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competition Law” means any Law that prohibits, restricts or regulates actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Confidential Information” means all ideas, information, knowledge and discoveries, whether or not patentable, trademarkable or copyrightable, that are not generally known in the trade or industry and about which Seller or its Affiliates have knowledge as a result of their participation in, or direct or indirect beneficial ownership of the Facility or the Purchased Assets, or negotiation or consummation of the transactions contemplated by this Agreement, including all information or knowledge relating to Purchaser or its Affiliates. Notwithstanding the foregoing, the term “Confidential Information” shall not include any information that now or hereafter is in the public domain by means other than disclosure after the date hereof by Seller or its Affiliates.

“Confidentiality Agreement” has the meaning set forth in Section 7.2(b).

“Consent” means any consent, approval, authorization, registration, declaration, filing, notice of, with or to any Person or under any Law, or the expiration or termination of a waiting period under any Competition Law, in each case required to permit the consummation of the transactions contemplated by this Agreement.

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, affiliate agreement, hedging or futures agreements, distribution agreement, sales agreement, license agreement, manufacturing agreement or other contract, agreement, arrangement, obligation, commitment or instrument that is legally binding, other than a Permit.

“Conveyance Taxes” has the meaning set forth in Section 8.5.

“Contested Amount” has the meaning set forth in Section 11.5(a)(ii).

“Deductible” has the meaning set forth in Section 11.4(c)(i).

“Direct Claim” has the meaning set forth in Section 11.5(b)(i).

“Direct Claim Agreed Amount” has the meaning set forth in Section 11.5(b)(ii).

“Direct Claim Contested Amount” has the meaning set forth in Section 11.5(b)(ii).

“Direct Claim Notice” has the meaning set forth in Section 11.5(b)(i).

“Direct Claim Response Notice” has the meaning set forth in Section 11.5(b)(ii).

“Easements” means all licenses, concessions, easements, rights-of-way, encroachment agreements, restrictive covenants, municipal right-of-way agreements and other agreements (other than leases and Permits) to which Seller or its Affiliates is a party relating to the ownership, rights in, access to, or use or operation of the Facility, including those Easements described on Schedule 5.5(b).

“Employee Benefit Plan” means any bonus, deferred compensation, pension, retirement, profit-sharing, incentive, share appreciation right, thrift, savings, employment, termination, severance, compensation, welfare, medical, health or other plan, agreement, policy or arrangement currently maintained, sponsored or contributed to, or required to be contributed to, by Seller Parent for the benefit of any Facility Employee.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest or other encumbrance.

“End Date” has the meaning set forth in Section 10.1(b).

“Engineering Review” has the meaning set forth in Section 7.17.

“Environmental Attributes” means any emissions or renewable energy credits, energy conservation credits, benefits, offsets and allowances, emission reduction credits or words of similar import or regulatory effect (including emissions reduction credits or allowances under all applicable emission trading, compliance or budget programs, or any other federal, state or regional emission, renewable energy or energy conservation trading or budget program) that have been held, allocated to or acquired for the development, construction, ownership, lease, operation, use or maintenance of the Facility.

“Environmental Laws” means any and all Laws, whenever in effect, and any amendments thereto (whether common law, public law, rule, order, regulation, or otherwise), directives, judgments, and other requirements promulgated or entered into by any Governmental Authority relating to the environment, human health, public safety (but only with respect to exposure to Hazardous Materials), air, wildlife, wildlife habitat, preservation or reclamation of natural, cultural or archaeological resources, or to the management, handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, Release or threatened Release of or exposure to Hazardous Materials, including but not limited to: the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Emergency Planning and Community Right to Know Act of 1986, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300(f) et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; the National Environmental Policy Act, 42 U.S.C. § 4321 et seq.; the Endangered Species Act, 16 U.S.C. § 1531 et seq.; the Bald and Golden Eagle Protection Act, 16 U.S.C. § 668 et seq.; the Migratory Bird Treaty Act, 16 U.S.C. § 703 et seq.; National Historic Preservation Act of 1966, 16 U.S.C. 470 et seq.; and any similar, analogous, or implementing state or local Laws, all amendments or regulations promulgated thereunder; and any applicable standard of conduct under any common law doctrine, including but not limited to, negligence, nuisance, or trespass, personal injury, or property damage related to protection of the environment or related to or arising out of the presence, Release, or exposure to Hazardous Materials.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any claim or demand relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Permit.

“EPA” means the United States Environmental Protection Agency.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the applicable rules and regulations promulgated thereunder.

“Escrow Holder” has the meaning set forth in Section 4.1.

“Ethanol Marketing Agreement” means that certain Ethanol Marketing Agreement to be entered into at the Closing by and between Kinergy and Purchaser, in substantially the form attached hereto as Exhibit B.

“Excluded Liabilities” has the meaning set forth in Section 2.3.

“Expiry Date” has the meaning set forth in Section 7.12.

“Facility” means Seller’s ethanol plant located on the Site, including without limitation all ethanol producing equipment, auxiliary equipment, logistical assets and appurtenant facilities, such as any water treatment facilities and waste disposal facilities. “Facility” also includes (i) all facilities, fixtures, furnishings, equipment, and rights used in connection with or otherwise appurtenant to the ownership, use, or operation of the Facility, and (ii) the Real Property and all other property used in connection with or otherwise appurtenant to the ownership, use, or operation of the Facility.

“Facility Employee” means any employee of Seller Parent employed at the Facility.

“Final Contested Amount” has the meaning set forth in Section 11.5(a)(ii).

“Final Direct Claim Contested Amount” has the meaning set forth in Section 11.5(b)(ii).

“Governmental Authority” means any nation, government, state or other political subdivision thereof, whether foreign or domestic, including any municipality, township or county, and any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government, including any corporation, or other entity, owned or controlled by any of the foregoing.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Ground Lease” means that certain Ordinance No. 218 Lease by The Stockton Port District to Pacific Ethanol Stockton, LLC, dated February 5, 2007, by and between Seller and The Stockton Port District, as amended by the First Addendum to Lease (Ordinance No. 218), dated August 1, 2008, by and between Seller and The Stockton Port District, and as recorded in the official records of San Joaquin County, California pursuant to the Memorandum of Lease, dated August 1, 2008, by and between Seller and The Stockton Port District, which lease term was extended to February 4, 2027 pursuant to an email correspondence by and between Seller and The Stockton Port District on May 10, 2018 and confirmed by that letter from The Port of Stockton dated September 23, 2021.

“Hazardous Materials” means (a) materials listed in 40 C.F.R. § 302.4 and materials defined as hazardous substances pursuant to Section 101(14) of CERCLA, (b) any substances regulated by any Governmental Authority as a “hazardous substance,” “extremely hazardous substance,” “hazardous material,” “hazardous waste,” “infectious waste,” “medical waste,” “toxic substance,” “toxic pollutant,” “contaminant,” “pollutant” or any other formulation intended to classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, or reproductive toxicity, and (c) pollutants, effluents, residues, contaminants, asbestos, petroleum (including crude oil or any fraction thereof, all petroleum- related products, by-products, and wastes), polychlorinated biphenyls, urea formaldehyde, radon gas, methane gas, radioactive materials (including any source, special nuclear, or by-product material), explosives, chlorofluorocarbons, lead or lead-based materials, and any other substance with respect to which any requirement or Liability may be imposed pursuant to any Environmental Law.

“Indebtedness” means, with respect to any Person: (a) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, including any such indebtedness evidenced by any note, bond (including surety and appeal bonds, performance bonds and other obligations of a like nature), letter of credit (to the extent of any amounts drawn thereunder by the beneficiary thereof), debenture, mortgage or similar debt instrument; (b) bank overdrafts or Liability obligations under a letter of credit, bankers’ acceptance note, purchase facility or other similar facility; (c) Liabilities for the deferred purchase price of property acquired by, or services rendered to, such Person that are required to be classified and accounted for under generally accepted account principles as debt (excluding accounts payable arising in the ordinary course of business but including all Liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property); (d) Liabilities in respect of finance leases; (e) all unpaid penalties (including prepayment penalties), interest, fees, premiums, costs and expenses (if any) relating to any indebtedness or Liabilities specified in clauses (a) through (d) above; (f) obligations in respect of derivative, hedges or similar instruments; (g) any off-balance sheet indebtedness; (h) all guarantees given by such Person in respect of Indebtedness of any other Person and any Indebtedness of any other Person that is secured by an Encumbrance on the property of such Person; and (i) Liabilities under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement or other similar agreement designed to protect against fluctuations in interest rates or other currency fluctuations.

“Indemnified Party” means any Person asserting a claim for indemnification under any provision of Article XI.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article XI.

“Intellectual Property” means (a) patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, extensions and reexaminations thereof, (b) trademarks, service marks, trade names, service names, trade dress and logos, including all goodwill associated therewith, and registrations and applications for registration thereof, and all reissues, extensions and renewals of any of the foregoing, (c) copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, whether or not registered, and registrations and applications for registration thereof, and (d) intellectual property rights arising from or in respect of trade secrets and other confidential or proprietary processes, methods, designs, formulae, technical information, know-how, drawings, blueprints, designs, quality assurance and control procedures, design tools, simulation capability, manuals and technical information.

“IRS” means the United States Internal Revenue Service.

“Kinergy” means Kinergy Marketing, LLC, an Oregon limited liability company and wholly-owned subsidiary of Seller Parent.

“Knowledge” means (i) in the case of Seller, the actual knowledge (after reasonable inquiry) of Michael D. Kandris, Bryon McGregor, Rob Olander, Jeff Unsinger, Patrick McKenzie and Christopher W. Wright, and (ii) in the case of Purchaser, the actual knowledge (after reasonable inquiry) of John Zuckerman, Tom Zuckerman, Neil Koehler and Paul Koehler.

“Law” means any United States federal, state or local, or any foreign, statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

“Liability” or “Liabilities” means (a) any direct or indirect liability, Indebtedness, guaranty, endorsement, claim, Loss, obligation or responsibility, whether fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured, absolute or contingent, due or to become due, accrued or unaccrued, and (b) anything done or omitted to be done or any act, neglect, default, omission, breach of contract or breach of duty on the part of Seller on or prior to the Closing Date or referable to the period up and including the Closing Date.

“Litigation” means any complaint, Action, suit, proceeding, mediation, arbitration or other alternate dispute resolution procedure, demand, review, citation, demand, summons, audit, examination, investigation, subpoena of any nature, inquiry, (whether civil, criminal, regulatory, administrative or otherwise) in law or in equity.

“Losses” means any losses, liabilities, fines, damages, penalties, costs and expenses (including without limitation interest, court costs, reasonable fees of attorneys, accountants and other experts), in each case that are suffered, incurred, or due and payable.

“Low Carbon Fuel Standard Regulation” means the regulation set forth in Title 17 of the California Code of Regulations, §§ 95480-95503.

“Maintenance Agreement” means that certain Maintenance Agreement for the Pacific Ethanol Stockton Project, dated December 11, 2006, by and among Seller Parent, State Building & Construction Trade Council of California and San Joaquin, Claveras, Alpine Building & Construction Trade Council.

“Material Adverse Effect” means an event, change, occurrence, circumstance, development or effect that has or could have a material adverse effect, individually or in the aggregate, on the Purchased Assets, taken as a whole, or the ability of Seller or Purchaser to perform its respective obligations under this Agreement or any Ancillary Agreement; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, or be taken into account, in determining whether there has been, or would be, a Material Adverse Effect: (a) any adverse change attributable to (i) the disclosure or execution of this Agreement, (ii) the disclosure or consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements, or (iii) the business or activities in which Purchaser or its Affiliates are, or are proposed to be, engaged, or the identity of Purchaser or its Affiliates as Purchaser of the Purchased Assets, in each case, as a result of the announcement or pendency of this Agreement; (b) any event, change or effect (i) in the domestic or international financial, credit, securities or commodities markets (including interest rates, currency exchanges rates, and securities price levels or trading volumes), or domestic or international economic, regulatory or political conditions or (ii) in the industries and markets in which the Purchased Assets are used, including competition in any of the geographic areas in which the Purchased Assets are used; (c) global, national, regional or local political conditions or trends; (d) acts of war, terrorism (including by cyberattack or otherwise) or military or governmental action (or the escalation of any of the foregoing); (e) manmade disasters, natural disasters, weather developments, pandemics (including the novel coronavirus, COVID-19), and acts of God, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, crop shortages, floods, rising sea levels, cyclones, arctic frosts, mudslides and wildfires; (f) any event, change or effect resulting from any changes or anticipated or proposed changes including repeal or anticipated or proposed repeal, of any (i) Law or any legislative or political conditions, policy or practices of any Governmental Authority applicable to the use of the Purchased Assets, including and without limiting the generality of the foregoing, the Renewable Fuel Standard Program and other programs, quotas, and regulations under the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007, or (ii) applicable accounting regulations or principles, in each case of the foregoing subclauses (i) or (ii), including any change in the interpretation or enforcement thereof; (g) any action required to be taken pursuant to this Agreement or any Ancillary Agreement; or (h)  any action or omission by Purchaser or its Affiliates, or action or omission approved or consented to by Purchaser or its Affiliates after the date hereof; except, in respect of the changes described in clauses (b) through (f), to the extent such changes would reasonably be expected to have a material, disproportionate effect on the Purchased Assets relative to comparable assets and properties (and then only to the extent of such disproportionate impact).

“Non-Assigned Contract” has the meaning set forth in Section 7.15(a)

“Ordinary Course of Business” means the ordinary and usual course of maintenance of the Purchased Assets by Seller as of the date hereof.

“Party” and “Parties” have the meanings set forth in the preamble to this Agreement.

“Pending Claim” has the meaning set forth in Section 7.12.

“Performance Reports” has the meaning set forth in Section 5.5(e).

“Periodic Taxes” has the meaning set forth in Section 8.1.

“Permits” means all permits (including all permits required by Environmental Laws), licenses, franchises, registrations, approvals, variances, qualifications, consents, certificates (including permanent unconditional certificates of occupancy), zoning by-laws or zoning approvals, and any authorizations or agreements of any sort whatsoever by or from any Governmental Authority, including any certificates of need, provider numbers and accreditation necessary to the siting, interconnection, ownership and operation of the Facility.

“Permitted Encumbrances” means the following: (i) Encumbrances for utilities and current Taxes not yet due and payable; (ii) applicable zoning Laws, building codes, land use restrictions and other similar restrictions imposed by Law; (iii) all Assumed Liabilities and Assigned Contracts; (iv) the Airgas Sublease; (v) prior to the Closing Date, any Encumbrances set forth on Schedule 5.5(a); and (vi) such other Encumbrances or title exceptions as set forth in the Title Policy which have been accepted or waived in writing by Purchaser on the Closing Date.

“Person” means any individual, corporation, partnership, limited partnership, joint venture, limited liability company, trust or unincorporated organization or Governmental Authority or any other entity.

“Post-Closing Tax Period” means any taxable period (or portion thereof) commencing after the Closing Date, including such portion of any Straddle Period commencing after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or prior to the Closing Date, including such portion of any Straddle Period up to and including the Closing Date.

“Purchase Price” has the meaning set forth in Section 3.1.

“Purchased Assets” has the meaning set forth in Section 2.1.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Indemnified Parties” means Purchaser, its Affiliates, and their respective directors, officers, agents, successors and permitted assigns.

“Real Property” means all interests in real property leased by and to Seller with respect to the Facility, including the Site Leases, the Airgas Sublease, and all of Seller’s right, title, and interest in and to all other privileges, rights, Easements, and appurtenant rights related to such real property, Site Leases, and Airgas Sublease.

“Release” means (a) any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing or dumping into the indoor or outdoor environment, and (b) any other action defined as or included in the definition of “release” or words of similar import under any applicable Environmental Law.

“Renewable Fuel Standard Program” means the Renewable Fuel Standard Program under the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007 and implementing regulations, including 40 C.F.R. Part 80, Subpart M.

“Rent Start Date” has the meaning set forth in Section 1.2.35 of the Ground Lease.

“Replacement Letter of Credit” has the meaning set forth in Section 7.12.

“Reports” means all surveys, title policies, opinions or other title reports, tests, evaluations, inspections and investigations of the Real Property that are in Seller’s possession or control, including soils testing, geotechnical borings and compaction surveys, wetlands delineations, historic resource and environmental site assessments.

“Response Notice” has the meaning set forth in Section 11.5(a)(ii).

“Schedules” means the schedules attached to this Agreement.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Indemnified Parties” means Seller, Seller Parent, their respective Affiliates, and their respective directors, officers, agents, successors and permitted assigns.

“Seller Parent” has the meaning set forth in the preamble.

“Seller Parent Letter of Credit” means an irrevocable, standby letter of credit for the benefit of Purchaser in a face value equal to $2,400,000 and with a term of nineteen (19) months, substantially in the form of Exhibit C, from an Acceptable Bank.

“Site” has the meaning set forth in Section 5.5(c).

“Site Leases” has the meaning set forth in Section 5.5(b).

“State” means any one of the states comprising the United States of America.

“Stockton Transit Agreement” means that certain Stockton Transit Agreement to be entered into at the Closing by and between Kinergy and Purchaser, in substantially the form attached hereto as Exhibit E.

“Straddle Period” means any taxable period beginning before the Closing Date and ending on or after the Closing Date.

“Survival Expiration Date” has the meaning set forth in Section 7.12.

“Tangible Personal Property” means all office equipment and supplies, machinery, equipment, hardware, furniture, fixtures, tools, tangible or digital computer systems (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines and hardware) and telecommunications systems and all other tangible personal property; provided, however, that Tangible Personal Property shall not include any Intellectual Property.

“Tax” (or “Taxes” as the context may require) means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts and other charges of any kind, imposed by any Governmental Authority or taxing authority, including taxes or other charges on, measured by, or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, unclaimed property, value-added or gains taxes; license, registration and documentation fees; and customs duties, tariffs and similar charges (whether or not imposed on Seller or on any of its Affiliates).

“Tax Return” means any return, report, declaration, election, estimate, information statement, claim for refund and return or other document (including any related or supporting information and any amendment to any of the foregoing) filed or required to be filed with any taxing authority with respect to Taxes.

“Third Party Claim” has the meaning set forth in Section 11.5(a)(i).

“Third Party Claim Notice” has the meaning set forth in Section 11.5(a)(i).

“Title Insurer” means North American Title Company.

“Title Policy” means an ALTA Owner’s Policy of title insurance issued by the Title Insurer insuring that title to (i) the leasehold interest in the Real Property and (ii) the Easements are vested in Purchaser (or its designated vestee), subject only to Permitted Encumbrances, in the amount equal to $24,000,000, with extended coverages and endorsements as Purchaser shall have reasonably requested.

“Transition Services Agreement” means that certain Transition Services Agreement, to be entered into at the Closing by and between Seller Parent and Purchaser, in substantially the form attached hereto as Exhibit D.

“United States” means the United States of America and its territories and possessions.

Section 1.2 Interpretation . Unless otherwise required by the context in which any term appears:

(a) The singular shall include the plural, the plural shall include the singular, and the masculine shall include the feminine and neuter.

(b) References to “Articles,” “Sections,” “Annexes,” “Schedules” or “Exhibits” shall be to articles, sections, annexes, schedules or exhibits of or to this Agreement. The words “herein,” “hereof,” “herewith” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular section or subsection of this Agreement, and references to “clauses” shall be to separate clauses of the section or subsection in which the reference occurs. The words “include,” “includes” or “including” shall mean “including, without limitation” and the word “or” shall not be exclusive.

(c) The term “day” shall mean a calendar day, commencing at 12:00 a.m. (prevailing Pacific time). The term “month” shall mean a calendar month; provided, however, that when a period measured in months commences on a date other than the first day of a month, the period shall run from the date on which it commences to the corresponding date in the next month and, as appropriate, to succeeding months thereafter. Whenever an event is to be performed or a payment is to be made by a particular date and the date in question falls on a day which is not a Business Day, the event shall be performed, or the payment shall be made, on the next succeeding Business Day; provided, however, that all calculations shall be made regardless of whether any given day is a Business Day and whether or not any given period ends on a Business Day.

(d) All references to “dollars” or “$” shall be deemed references to the lawful money of the United States. All references to a particular entity shall include such entity’s successors and permitted assigns unless otherwise specifically provided herein.

(e) All references herein to any Law or to any Contract or other agreement shall be to such Law, Contract or other agreement as amended, supplemented or modified from time to time unless otherwise specifically provided herein.

(f) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of the Purchased Assets. On the terms and subject to the conditions of this Agreement, at and as of the Closing Date, Seller shall sell, assign, convey, transfer and deliver, or cause to be sold, assigned, conveyed, transferred and delivered, to Purchaser, and Purchaser shall purchase and acquire and take assignment and delivery from Seller and, with respect to certain Assigned Contracts, Seller’s Affiliates, all of Seller’s and, with respect to certain Assigned Contracts, Seller’s Affiliates’, right, full title and interest, free and clear of any Encumbrances (other than Permitted Encumbrances), in each and all of the Purchased Assets. “Purchased Assets” shall mean all properties, assets, interests and rights of every nature, tangible and intangible of Seller and, with respect to certain Assigned Contracts, Seller’s Affiliates’, real or personal, now or existing or hereafter acquired, whether or not reflected on the books or financial statements of Seller constituting or otherwise relating to the Facility, and in any event, including the following assets:

(a) the Facility, including all Tangible Personal Property located at the Facility, including those items listed on Schedule 2.1(a);

(b) Seller’s leasehold interest in and to the Real Property described on Schedule 5.5(c) pursuant to the Site Leases and the Airgas Sublease;

(c) the Contracts of Seller and/or Seller’s Affiliates’, listed on Schedule 2.1(c) (the “Assigned Contracts”);

(d) copies of all documents, instruments, papers, books, records, files, data and certificates (collectively, “Books, Records and Files”) to the extent exclusively related to the Facility; provided, however, that Seller may redact any information subject to attorney-client privilege or to the extent used in, or related to, the Excluded Liabilities from Books, Records and Files;

(e) all Permits relating to the Facility (including associated air credits, emissions credits and entitlements), but only if and to the extent that such Permits are transferable by Seller to Purchaser, as the case may be, by assignment or otherwise (including upon request or application to a Governmental Authority or any third party, or which will pass to Purchaser, as the case may be, as successor in title to the Purchased Assets by operation of Law), listed on Schedule 5.6(c) (the “Assumed Permits”);

(f) all causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by Seller or any of its Affiliates to the extent related to the Purchased Assets, the Assumed Liabilities or the ownership, use, function or value of any Purchased Asset, whether arising by way of counterclaim or otherwise; and

(g) all guaranties, warranties, indemnities and similar rights in favor of Seller or any of its Affiliates to the extent related to any Purchased Asset.

Section 2.2 Assumed Liabilities. On the terms and subject to the conditions of this Agreement, at and as of the Closing Date, Purchaser shall assume and shall perform, pay and discharge when due the Assumed Liabilities.

Section 2.3 Excluded Liabilities. Notwithstanding anything in this Agreement to the contrary, Purchaser shall not and does not assume, and shall be deemed not to have assumed and shall not be obligated to pay, perform, discharge or in any other manner be liable or responsible for (a) any Liabilities of Seller that are not Assumed Liabilities, whether existing on the Closing Date or arising thereafter, (b) any expenses incurred or to be incurred by Seller in connection with this Agreement and the consummation of the transactions contemplated hereby, (c) any Liabilities arising out of, relating to or with respect to the employment or engagement (or termination thereof) by Seller or any of its Affiliates of any individual, including any and all employees and contractors of Seller and its Affiliates, (d) any Liabilities that relate to any Employee Benefit Plan, (e) except as provide in Article VIII, all Taxes with respect to the Purchased Assets or the Facility, (f) all Indebtedness of Seller, (g) any liability of Seller under the Low Carbon Fuel Standard Regulation existing on or accrued as of the Closing Date, and (h) any other Liabilities expressly allocated to Seller under this Agreement (collectively, the “Excluded Liabilities”).

ARTICLE III

PURCHASE PRICE

Section 3.1 Purchase Price. Subject to the terms and conditions of this Agreement, at the Closing, as consideration for the sale, transfer, conveyance and assignment of the Purchased Assets to Purchaser, Purchaser shall deliver to Seller (or one or more of its designees) one or more wire transfers of immediately available funds to the wire transfer address or addresses as provided by Seller to Purchaser on or before the Business Day prior to the Closing Date equal to $24,000,000 (the “Purchase Price”).

Section 3.2 Proration. Any charges for utilities or rent related to the Site or Purchased Assets for periods within which the Closing Date falls, if any, will be prorated between Seller on the one hand, and Purchaser on the other hand, as of the Closing Date. The parties will settle such expenses as mutually agreed upon, either as of, or as soon as reasonably practicable following the Closing Date, with Seller bearing the portion of such expenses allocable to all periods ending on or before the Closing Date, and Purchaser bearing the portion of such expenses allocable to all periods following the Closing Date.

Section 3.3 Allocation of Purchase Price. Seller and Purchaser shall allocate the Purchase Price and the Assumed Liabilities among the Purchased Assets as specified in attached Schedule 3.3 (the “Allocation Schedule”), and, in accordance with §1060 of the Code, Seller shall prepare and deliver to Purchaser copies of Form 8594 consistent with such allocation and any required exhibits thereto (the “Asset Acquisition Statement”) within thirty (30) days after the Closing. All income and other Tax Returns and reports filed by Seller and Purchaser shall be prepared consistently with the Allocation Schedule. Neither Purchaser nor Seller shall, nor will they permit their respective Affiliates to, take any position inconsistent with the Asset Acquisition Statement.

ARTICLE IV

CLOSING

Section 4.1 Closing Date. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via an exchange of documents and signatures and by wire transfer of funds on the fifth (5th) Business Day following the satisfaction or waiver of each of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) unless another place, time and/or date as are agreed to in writing by the Parties (the day on which the Closing takes place, the “Closing Date”). The Closing shall be deemed to have occurred and to be effective as of 12:01 a.m. Pacific Time on the Closing Date. The exchange of documents and signatures, the wire transfer of funds, and other actions required to complete the Closing shall be effectuated through an escrow with Title Insurer’s office located at 1217 West Tokay Street, Suite A, Lodi, California 95240, Attn: Jennifer Patino (jennifer.patino@doma.com) (“Escrow Holder”). Seller and Purchaser shall execute such escrow instructions as may be appropriate to enable Escrow Holder to effectuate the Closing in accordance with the terms of this Agreement; provided, however, that in the event of any conflict between the provisions of this Agreement and any escrow instructions, the terms of this Agreement shall control. Escrow Holder’s escrow fee shall be paid equally by Seller and Purchaser.

Section 4.2 Closing Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Purchaser the following:

(a) a duly executed counterpart of the Bill of Sale and Assignment and Assumption Agreement;

(b) an Assignment and Assumption of Lease, Consent to Assignment and Acknowledgement, together with a Memorandum of Assignment and Assumption of Lease, both in the forms attached hereto as Exhibit F, duly executed by Seller and The Stockton Port District;

(c) an Assignment and Assumption of Sublease, in the form attached hereto as Exhibit G, duly executed by Seller;

(d) Seller Parent Letter of Credit, in the form attached hereto as Exhibit C, duly issued by an Acceptable Bank for the benefit of Purchaser;

(e) a Transition Services Agreement, in the form attached hereto as Exhibit D, duly executed by Seller Parent;

(f) a Stockton Transit Agreement, in the form attached hereto as Exhibit E, duly executed by Kinergy;

(g) an Ethanol Marketing Agreement, in the form attached hereto as Exhibit B, duly executed by Kinergy;

(h) the certificate required by Section 9.3(c);

(i) a certificate of non-foreign status of Seller dated as of the Closing Date, in the form attached hereto as Exhibit H, that satisfies the requirements of Section 1445(b)(2) of the Code and Treasury Regulation §1.1445-2(b)(2);

(j) a California Form RE 593 or applicable exemption certificate, in the form attached hereto as Exhibit I;

(k) a landlord estoppel certificate with respect to the Site Leases signed by The Stockton Port District in form reasonably satisfactory to Purchaser and a tenant estoppel certificate with respect to the Airgas Sublease, in form reasonably satisfactory to Purchaser;

(l) an owner’s affidavit in form and substance sufficient to allow for issuance of the Title Policy;

(m) the Title Policy; and

(n) such other assignments and other instruments of transfer or conveyance as Purchaser may reasonably request or as may otherwise be necessary to evidence or effect the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Purchaser and assumption of Assumed Liabilities by Purchaser.

Section 4.3 Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver to Seller the following:

(a) the Purchase Price, by wire transfer of immediately available funds to an account or accounts designated by Seller no later than five (5) Business Days prior to the Closing Date;

(b) a duly executed counterpart of the Bill of Sale and Assignment and Assumption Agreement;

(c) duly executed counterparts of the Assignment and Assumption of Lease, Consent to Assignment and Acknowledgement and the Memorandum of Assignment and Assumption of Lease;

(d) a duly executed counterpart of the Assignment and Assumption of Sublease;

(e) a duly executed counterpart of the Transition Services Agreement;

(f) a duly executed counterpart of the Stockton Transit Agreement;

(g) a duly executed counterpart of the Ethanol Marketing Agreement;

(h) a Preliminary Change of Ownership Report, duly executed by Purchaser; and

(i) the certificate required by Section 9.2(c).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER PARENT

Except as set forth in the Schedules (it being understood and agreed by the Parties that disclosure of any item in any section or subsection of the Schedules shall be deemed disclosure with respect to any other section or subsection of the Schedules to which the relevance of such item is reasonably apparent), Seller and Seller Parent, jointly and severally, hereby represent and warrant to Purchaser as follows:

Section 5.1 Organization and Qualification; Authority and Enforceability.

(a) Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority to enter into, execute and deliver this Agreement and the Ancillary Agreements, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The individuals identified with respect to Seller in the definition of the term “Knowledge” are the individuals within Seller’s organization who are most knowledgeable of the matters to which the representations and warranties of Seller set forth in this Article V pertain.

(b) The execution and delivery of this Agreement and the Ancillary Agreements by Seller, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been, and the Ancillary Agreements when executed and delivered by Seller will be, duly executed and delivered by Seller, and, assuming due authorization, execution and delivery by Purchaser and any other parties thereto, this Agreement is, and the Ancillary Agreements when executed and delivered by Seller will be, legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms, subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

Section 5.2 No Conflict. Except for the approvals set forth on Schedule 5.3, and except as may result from any facts or circumstances relating solely to Purchaser, the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements do not, and the consummation of the transactions contemplated hereby and compliance by Seller with the terms hereof will not, (a) conflict with or violate any provision of the certificate of organization or limited liability company or operating agreement of Seller, (b) conflict with or violate any Law or Governmental Order applicable to Seller or the Purchased Assets or (c) conflict with, result in any breach of, constitute a default (or event that, with the giving of notice or lapse of time, or both, would become a default) under, require any Consent under, or give to others any rights of termination, acceleration or cancellation of, any Contract included in the Purchased Assets to which Seller is a party, except, in the case of clauses (b) and (c), as would not reasonably be expected to have a Material Adverse Effect.

Section 5.3 Consents. The approvals or consents of, or notices to, any third party required for or in connection with the execution and delivery of this Agreement and the Ancillary Agreements by Seller or Seller Parent or in connection with the consummation of the transactions contemplated herein are set forth on Schedule 5.3. No other approval of a Governmental Authority or other Person is required for Seller’s execution, delivery or performance of this Agreement and the Ancillary Agreements.

Section 5.4 Litigation. There is no Litigation pending or threatened against Seller or Seller’s managers, members, or officers (in such capacity) or their respective business, assets (including the Purchased Assets) or Liabilities. To Seller’s Knowledge, no event has occurred and no action has been taken that is reasonably likely to result in such Litigation. None of Seller, the Purchased Assets or Liabilities is subject to any Governmental Order.

Section 5.5 Title to and Condition of Properties and Facility; Performance Reports.

(a) Seller is the direct owner, holder of record and beneficial owner of the Purchased Assets, and the Purchased Assets are the only assets used in the operation of the Facility. Except for the Permitted Encumbrances, there are no other interests in real property related to the Purchased Assets or required for access to the Real Property or for the operation of the Facility other than the Real Property. The Real Property is all the real property required for operation of the Facility. Except as set forth on Schedule 5.5(a), Seller has good title to or a valid leasehold interest in (as applicable) the Real Property and all of the tangible and intangible assets owned or leased by Seller in connection with the Facility, free and clear of all Encumbrances, other than Permitted Encumbrances. All assets related to the Facility are owned or leased by Seller and no Affiliate of Seller owns any interest in any material asset related to the Facility.

(b) All Real Property leases (the “Site Leases”) and Easements necessary to operate and maintain the Facility are set forth on Schedule 5.5(b), have been executed and delivered by the applicable landowner, and are in full force and effect. Except as set forth on Schedule 5.5(b), Seller is not a sublessor or grantor under any sublease or other instrument granting to any Person any right to the possession, lease, occupancy, use or enjoyment of any of the Real Property and no other Person has any right to the possession, lease, occupancy, use or enjoyment of any of the Real Property, except as otherwise provided in the Permitted Encumbrances. Seller’s use of the Real Property in connection with the operation of the Facility does not violate any Law, covenant, condition, restriction, Easement, license, permit or agreement applicable to Seller or the Real Property.

(c) Schedule 5.5(c) sets forth a legal description of all Real Property covered by the Site Leases and the Airgas Sublease, including a map of the areas covered by the Site Leases and the Airgas Sublease (the “Site”). To Seller’s Knowledge, no fact or condition exists that would prohibit or have a material effect on the existing rights of access to and from the Real Property from and to the existing highways and roads, and there is no pending or, to Seller’s Knowledge, threatened restriction or denial, governmental or otherwise, upon such ingress and egress.

(d) Except for the components of the abandoned Cogeneration facility installed by Dresser Rand (now Siemens) that are non-functioning, to Seller’s Knowledge, all Tangible Personal Property included in the Purchased Assets are (i) in good operating condition, ordinary wear and tear excepted, and (ii) suitable for the purposes to which they are currently being and/or were previously being used. Except as set forth in Schedule 5.5(d), to Seller’s Knowledge, no Tangible Personal Property included in the Purchased Assets are in need of maintenance, repairs or inspection.

(e) Schedule 5.5(e) sets forth a list of certain management/operations reports (the “Performance Reports”) provided by Seller to Purchaser regarding the performance of the Purchased Assets and the Facility. The information contained in the Performance Reports is accurate in all material respects.

(f) The Rent Start Date was October 1, 2008.

(g) The Annual Adjustment Date on which Base Rent is adjusted pursuant to Section 5.4 of the Ground Lease is October 1.

(h) The Base Rent currently payable under the Ground Lease (as adjusted on October 1. 2021) is $39,238.28 per month. Base Rent has been paid by Seller through November 30, 2021.

(i) Other than Base Rent, which is subject to annual rate increases, Seller is not obligated to make any regularly scheduled, recurring payments to The Stockton Port District, except a fixed monthly storm water discharge fee currently in the amount of $6,534.00.

(j) Neither the whole nor any portion of the Facility or the Purchased Assets, including the Real Property, is subject to any Governmental Order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Authority with or without payment of compensation therefor, and to Seller’s Knowledge it has not received any written notice that any such condemnation, expropriation or taking has been planned, scheduled or proposed. To Seller’s Knowledge, it has not received any written notice of any existing, proposed or contemplated plan to construct, modify or realign any street, highway, power line or pipeline that could have a material and adverse effect on Purchaser’s proposed use or occupancy of the Real Property after Closing.

(k) Seller has not granted any options, rights of first refusal or other purchase rights to any Person (other than Purchaser) with respect to the Purchased Assets.

(l) To Seller’s Knowledge, it has not received written notice of any pending or threatened requests, applications or proceedings to alter or restrict the zoning or other use restrictions applicable to the Real Property.

Section 5.6 Compliance with Laws; Permits.

(a) Except as set forth on Schedule 5.6(a), Seller is not in material violation of any Laws or Governmental Orders applicable to Seller with respect to the operation of the Purchased Assets. Except as set forth on Schedule 5.6(a), for the past five (5) years Seller has not received written notice of any violation or alleged violation of any Laws or Governmental Orders by Seller applicable to the condition or operation of the Purchased Assets.

(b) All reports, filings and returns required to be filed by or on behalf of Seller with any Governmental Authority with respect to the Facility have been filed and, when filed, were true, correct and complete in all material respects.

(c) Schedule 5.6(c) sets forth all Permits (including Assumed Permits) held by Seller with respect to the Facility. To Seller’s Knowledge, the notations on Schedule 5.6(c) indicating whether Permits are transferrable and what actions must be taken by Seller or Purchaser in connection with the Transactions are complete and correct.

(d) Except as set forth on Schedule 5.6(d), Seller possesses or previously possessed all material Permits necessary to entitle Seller to own, operate and use the Purchased Assets in compliance with all applicable Laws and regulations (including Environmental Laws) and to carry on and conduct the operation of the Site substantially as currently and/or previously conducted in compliance with all applicable Laws and regulations (including Environmental Laws).

(e) Seller has fulfilled and performed its obligations under each of the Permits, and, to Seller’s Knowledge, no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default under any such Permit or which permits or, after notice or lapse of time or both, would permit revocation or termination of any such Permit, or which might adversely affect the rights of Seller under any such Permit, except in each case as would not reasonably be expected to have a Material Adverse Effect

(f) Except as set forth on Schedule 5.6(f), no notice of violation, cancellation, default or any dispute concerning any Permit currently held by Seller, or of any event, condition or state of facts described in the preceding clause is known to exist by Seller within the last three (3) years. Except as set forth on Schedule 5.6(f), each of the Permits is valid, existing and in full force and effect.

Section 5.7 Employee Matters.

(a) Neither Seller nor any of its Affiliates (including Seller Parent) have made any commitments or representations to any Person regarding (i) potential employment or engagement by Purchaser or any other Affiliate of Purchaser at the Facility or otherwise after the Closing Date, or (ii) any terms and conditions of such potential employment by Purchaser or any Affiliate thereof following the Closing Date. Neither Seller nor any of its Affiliates (including Seller Parent) is party to or bound by any collective bargaining agreement or other Contract with any labor organization or similar employee representative body with respect to the Facility Employees.

(b) There does not now exist, nor, to Seller’s Knowledge, do any circumstances exist that could be expected to result in, any Liability under or with respect to (i) Title IV of ERISA, (ii) Sections 302 and 502 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv)  any Employee Benefit Plan, or (v) any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any voluntary employees’ beneficiary association (as described in Section 501(c)(9) of the Code), in each case, that could be a Liability of Purchaser or of the Facility following the Closing Date. In addition, there does not now exist, nor, to Seller’s Knowledge, do any circumstances exist that could be expected to result in, any Liability for failure to comply with the provisions of Section 601, et seq. of ERISA and Section 4980B of the Code and Section 701, et seq. of ERISA and Subtitle K of the Code that could be a Liability of Purchaser or of the Facility following the Closing Date.

Section 5.8 Tax Matters. All material non-income Tax Returns that were required to have been filed by Seller in respect of or in relation to the Purchased Assets have been duly and timely filed (taking into account any extensions of time in which to file). Seller has timely paid or withheld and remitted all material Taxes shown as due on such Tax Returns or has established an adequate accrual for all material Taxes through the end of the last period for which Seller ordinarily records items on its books. There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the Purchased Assets. Any other representation or warranty contained in this Article V notwithstanding, the representations and warranties contained in this Section 5.8 constitute the sole representations and warranties of Seller relating to Tax matters.

Section 5.9 Intellectual Property. Seller does not have any Intellectual Property rights of any kind necessary for the use of the Facility. Seller owns or has licenses or rights to use for the current operation of, all Intellectual Property currently used in respect of the Facility. Seller, with respect to the Facility has not (i) infringed upon or misappropriated any Intellectual Property rights of any Person or (ii) received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that a Person must license or refrain from using any Intellectual Property rights of any such Person in connection with the Facility).

Section 5.10 Environmental Matters.

(a) Seller is currently and has been for the past ten (10) years in material compliance with all Environmental Laws, and Seller has not received from any Person any Environmental Notice or any Environmental claim, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b) To Seller’s Knowledge there are no past or present events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans that may reasonably be expected to (A) interfere with or prevent material compliance or continued material compliance by the Purchased Assets with all Environmental Laws or (B) give rise to any material Liability, including Liability under any Environmental Laws, or otherwise form the basis of any Action, notice of violation, study or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any Hazardous Materials on or about the Site.

(c) Except as set forth on Schedule 5.10(c), neither Seller nor any party on behalf of Seller has caused a Release of Hazardous Materials, including any Releases, transportation, or disposals off-site, in contravention of any Environmental Laws with respect to the business or assets of the Facility or the Real Property. Except as set forth on Schedule 5.10(c), Seller has not received any written warning notice, notice of violation, administrative complaint, judicial complaint or other written notice or request for information by any federal, state or local environmental agency or other public agency with respect to the presence or alleged presence of Hazardous Materials at the Real Property (including soils, groundwater, surface water, buildings and other structure located on any such Real Property) or with respect to Seller’s violation of any Environmental Laws.

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(d) There are no underground storage tanks located on the Real Property. None of the Real Property is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(e) Schedule 5.10(e) contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Seller in the past five (5) years as to which Seller may retain liability, and, to Seller’s Knowledge, none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and the neither the Seller nor Seller has received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Seller.

(f) Seller has not retained or assumed, by contract or operation of Law, any material liabilities or obligations of third parties under any Environmental Laws.

(g) Seller has provided or otherwise made available to Purchaser (to the extent available and in Seller’s possession): (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the Facility related to compliance with Environmental Laws or the Release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).

Section 5.11 Assigned Contracts.

(a) Schedule 2.1(c) contains a true, correct and complete list of all Assigned Contracts including a description of those Assigned Contracts that can only be assigned to Purchaser in part. Seller has provided Purchaser true, correct and complete copies of all Assigned Contracts (including any amendments, addendum or modifications thereto).

(b) Neither Seller or any Affiliate of Seller is in default in any material respect under any Assigned Contract, nor has any event or omission occurred that, through the passage of time or the giving of notice, or both, would constitute a default thereunder or cause the acceleration of any of the obligations thereunder of Seller or an Affiliate of Seller or result in the creation of any Encumbrance on the Purchased Assets, other than Permitted Encumbrances. To Seller’s Knowledge, no third party is in default under any Assigned Contract, nor has any event or omission occurred that, through the passage of time or the giving of notice, or both, would constitute a default by such a third party in any material respect thereunder, or give rise to an automatic termination, or the right of discretionary termination thereof. Each Assigned Contract is in full force and effect and is a valid and binding agreement enforceable against Seller and/or an Affiliate of Seller and, to Seller’s Knowledge, the other party or parties thereto in accordance with its terms, in each case, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law). Neither Seller nor any Affiliate of Seller, as applicable, has waived any of their respective rights under any Assigned Contract. Neither Seller nor any Affiliate of Seller, as applicable, owes any accrued indemnity to any counterparty to any Assigned Contract.

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Section 5.12 Brokers. None of Seller or any of its members, officers, employees, partners, or agents have retained, employed or used any broker or finder in connection with the transactions provided for herein or the negotiation thereof, nor are any of them responsible for the payment of any broker’s or finder’s fees. In the event any claim is made for a broker’s or finder’s fee based upon any statement, representation, or agreement by Seller, Seller will indemnify, hold harmless, protect, and defend Purchaser from and against such claim pursuant to Section 11.3.

Section 5.13 Disclaimer. EXCEPT AS AND TO THE EXTENT SET FORTH IN ARTICLE V OR IN ANY ANCILLARY AGREEMENTS, PURCHASER ACKNOWLEDGES AND AGREES THAT THE PURCHASED ASSETS ARE BEING SOLD BY SELLER ON AN “AS IS, WHERE IS” BASIS. NONE OF SELLER, SELLER PARENT OR ANY OF THEIR AFFILIATES, MEMBERS, OFFICERS, MANAGERS, EMPLOYEES, DIRECTORS OR AGENTS MAKE OR HAVE MADE ANY OTHER REPRESENTATION, WARRANTY OR STATEMENTS OF ANY KIND, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF SELLER OR SELLER PARENT, THE PURCHASED ASSETS, THE REAL PROPERTY, THE FACILITY, THE ASSIGNED CONTRACTS, THE ASSUMED LIABILITIES, THE AVAILABILITY OF CARB’S APPROVED FUEL PATHWAY CODES TO PURCHASER OR THE SITE, THEIR FINANCIAL CONDITION, RESULTS OF OPERATIONS, FUTURE OPERATING OR FINANCIAL RESULTS, ESTIMATES, PROJECTIONS, FORECASTS, PLANS OR PROSPECTS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS, FORECASTS, PLANS OR PROSPECTS) OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING SELLER, SELLER PARENT, THE PURCHASED ASSETS, THE REAL PROPERTY, THE FACILITY, THE ASSIGNED CONTRACTS, THE ASSUMED LIABILITIES, THE AVAILABILITY OF CARB’S APPROVED FUEL PATHWAY CODES TO PURCHASER OR THE SITE, AND SELLER AND SELLER PARENT EXPRESSLY DISCLAIM ANY SUCH REPRESENTATION, WARRANTY OR STATEMENTS OF ANY KIND (OR ERRORS THEREIN OR OMISSIONS THEREFROM). NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT AS SET FORTH IN ARTICLE V, NONE OF SELLER, SELLER PARENT OR ANY OF THEIR AFFILIATES, MEMBERS, OFFICERS, MANAGERS, EMPLOYEES, DIRECTORS OR AGENTS MAKE OR HAVE MADE ANY OTHER REPRESENTATION, WARRANTY OR STATEMENTS OF ANY KIND, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE EXCLUDED LIABILITIES INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

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ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

Section 6.1 Organization and Qualification; Authority and Enforceability.

(a) Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of California and has all necessary organizational power and authority to enter into, execute and deliver this Agreement and the Ancillary Agreements, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b) The execution and delivery of this Agreement and the Ancillary Agreements by Purchaser, the performance by Purchaser of its obligations hereunder and thereunder and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite organizational or similar action on the part of Purchaser. This Agreement has been, and the Ancillary Agreements when executed and delivered by Purchaser will be, duly executed and delivered by Purchaser, and, assuming due authorization, execution and delivery by Seller and any other parties thereto, this Agreement is, and the Ancillary Agreements when executed and delivered by Purchaser will be, legal, valid and binding obligations of Purchaser enforceable against it in accordance with their respective terms, subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

Section 6.2 No Conflict. Except as may result from any facts or circumstances relating solely to Seller, the execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements do not, and the consummation of the transactions contemplated hereby and compliance by Purchaser with the terms hereof will not, (a) conflict with or violate of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to Purchaser or its assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any Consent under, or give to others any rights of termination, acceleration or cancellation of, any Contract to which Purchaser is a party.

Section 6.3 Purchaser Approvals. No approval of a Governmental Authority or other Person is required for Purchaser’s execution, delivery or performance of this Agreement and the Ancillary Agreements.

Section 6.4 Actions . There is no Action pending or threatened against Purchaser or Purchaser’s managers, members, or officers (in such capacity) or their respective business, assets or Liabilities. To Purchaser’s Knowledge, no event has occurred and no action has been taken that is reasonably likely to result in such Action. Purchaser is not subject to any Governmental Order.

Section 6.5 Compliance with Laws. Purchaser is not in violation of any Law applicable to Purchaser.

Section 6.6 Sufficiency of Funds. Purchaser has, and will have as of the Closing, sufficient cash in immediately available funds required for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and are sufficient in amount to provide Purchaser with the funds necessary for Purchaser to consummate the transactions contemplated hereby and thereby and to satisfy its obligations under this Agreement, including for Purchaser to pay the Purchase Price and its expenses in connection with the transactions contemplated by this Agreement.

Section 6.7 Brokers. Neither Purchaser nor any of its members, officers, employees or agents have retained, employed or used any broker or finder in connection with the transactions provided for herein or in connection with the negotiation thereof, nor are any of them responsible for the payment of any broker’s or finder’s fees. In the event any claim is made for a broker’s or finder’s fee based upon any statement, representation, or agreement by Purchaser, Purchaser will indemnify, hold harmless, protect, and defend Seller from and against such claim pursuant to Section 11.2.

Section 6.8 Investigation by Purchaser; No Other Representations and Warranties and Non-Reliance.

(a) Purchaser has conducted to its satisfaction its own independent review and analysis of the Facility, the Purchased Assets and Assumed Liabilities and agrees and acknowledges that Purchaser has been provided access to the Purchased Assets and Assumed Liabilities for this purpose. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Purchased Assets, Assumed Liabilities and Facility without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement or in any Ancillary Agreement.

(b) Purchaser expressly agrees and acknowledges, on behalf of itself and its Affiliates, that (i) none of Seller nor any of its Affiliates, stockholders, directors, partners, officers, employees, representatives, advisors or any other Person has made any representation or warranty, expressed or implied, as to the Facility, the Purchased Assets and Assumed Liabilities, their financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Seller, Seller Parent, the Purchased Assets, the Assumed Liabilities or the Facility furnished or made available to Purchaser and its Affiliates and representatives, except as expressly set forth in Article V or in any Ancillary Agreement, (ii) Purchaser has not relied and is not relying, and expressly disclaims reliance, on any representation, warranty or other statement of any kind from Seller or any of its Affiliates, stockholders, directors, partners, officers, employees, representatives, advisors or any other Person in determining to enter into this Agreement, except as expressly set forth in Article V or in any Ancillary Agreement, and (iii) none of Seller nor any of its Affiliates, stockholders, directors, partners, officers, employees, representatives, advisors or any other Person shall have or be subject to any Liability to Purchaser or any of its Affiliates or representatives resulting from the distribution (or non-distribution) to Purchaser or its Affiliates or representatives, or Purchaser’s or its Affiliates’ or representatives’ use of, any such information, including any information, documents or material made available to Purchaser or its Affiliates, advisors or representatives in any data rooms, management presentations or in any other form (including in each case errors therein or omission therefrom) in expectation of or negotiation of this Agreement and the transactions contemplated hereby.

ARTICLE VII

ADDITIONAL COVENANTS AND AGREEMENTS

Section 7.1 Conduct of the Facility.

(a) From the date hereof and continuing until the earlier of the termination of this Agreement or the Closing Date, except (i) as required by applicable Law, (ii) as required by this Agreement or any Ancillary Agreement or (iii) as otherwise waived or consented to by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall:

(i) use commercially reasonable efforts to (1) maintain the current state of the Purchased Assets (normal wear and tear excepted) and (2) comply in all material respects with all Laws applicable to the operation of the Facility, the Site and the Purchased Assets;

(ii) except as may be agreed between Purchaser and Seller, maintain and preserve all Assumed Permits set forth on Schedule 5.6(c), and Seller agrees to cooperate with Purchaser to obtain or transfer to Purchaser all requisite Assumed Permits, and to obtain all consents and approvals from any Governmental Authority or other third party required for the effective transfer or assignment of the Assumed Permits;

(iii) preserve in full force and effect, and perform in a timely manner all of Seller’s obligations under, all Assigned Contracts, including, without limitation, the Site Leases and Airgas Sublease; and

(iv) maintain, obtain or keep, or cause to be kept, in full force and effect all existing insurance policies.

(b) From the date hereof and continuing until the earlier of the termination of this Agreement or the Closing Date, except (i) as required by applicable Law, (ii) as contemplated by or required to implement this Agreement or any Ancillary Agreement or (iii) as otherwise waived or consented to by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall not do any of the following with respect to the Purchased Assets:

(i) permit, allow or suffer any of the Purchased Assets to be subjected to any Encumbrance, other than Permitted Encumbrances;

(ii) amend, assign, terminate, cancel, abandon or modify any Assigned Contract or Assumed Permit;

(iii) make any sale, assignment, transfer or other conveyance of any of the Purchased Assets or interest therein; or

(iv) initiate or settle any Action involving any of the Purchased Assets

Section 7.2 Access to Information; Confidentiality.

(a) From the date hereof until the Closing, upon reasonable prior notice from Purchaser, Seller shall use commercially reasonable efforts to: (i) afford Purchaser and its authorized representatives reasonable access to the properties and Books, Records and Files of the Facility, and (ii) furnish to the officers, directors, employees, and authorized representatives of Purchaser such additional financial and operating data and other information regarding the Facility (or copies thereof) as Purchaser may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be scheduled and coordinated through a designated representative of Seller and shall be conducted at Purchaser’s expense, during normal business hours, under the supervision of Seller’s personnel and in such a manner as not to interfere with the normal operations of the Facility; provided, further, that Purchaser shall not have the right to undertake a Phase II environmental investigation, including sampling of any environmental media or building materials. Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be required to (i) disclose any information to Purchaser if such disclosure would be reasonably likely to (x) cause significant competitive harm to the Facility if the transactions contemplated hereby are not consummated, and Purchaser’s use of the material is not otherwise restricted under the terms of the Confidentiality Agreement, (y) jeopardize any attorney-client or other legal privilege or (z) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof, (ii) provide access to or copies of any income Tax Returns of Seller or its Affiliates or (iii) prepare or provide any reports or other financial statements for the Facility, Seller or any of its Affiliates, change any fiscal period, or prepare or provide any reports or any other financial or other information regarding the Facility, Seller or any of its Affiliates that is not in the possession of Seller or is otherwise not in a form that is customarily prepared by Seller.

(b) The terms of the Confidentiality Agreement, dated as of March 22, 2021 between Purchaser and Seller (as amended, the “Confidentiality Agreement”), shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate; provided, however, that, from and after the Closing, except as would have been permitted under the terms of the Confidentiality Agreement, Purchaser shall, and shall cause its officers, directors, managers, partners, employees, representatives and Affiliates to, treat and hold as confidential, and not disclose to any Person any Confidential Information relating to Seller or the Excluded Liabilities. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect.

(c) Nothing provided to Purchaser or any other Person pursuant to Section 7.2(a) shall in any way lessen or diminish Purchaser’s obligations under the Confidentiality Agreement. Purchaser acknowledges and agrees that any Confidential Information provided to Purchaser or any other Person pursuant to Section 7.2(a) or otherwise by or on behalf of Seller or any Representative (as defined in the Confidentiality Agreement) of Seller shall be subject to the terms and conditions of the Confidentiality Agreement.

Section 7.3 Schedules. From time to time prior to the Closing, Seller may supplement and amend the Schedules with respect to any matter arising after the delivery thereof that, if existing at, or occurring on, the date hereof, could have been set forth on, or described in, the Schedules. Any such supplement or amendment of the Schedules shall (i) be deemed to have cured any breach of representation or warranty that otherwise might have existed hereunder but for the supplement or amendment, and Purchaser Indemnified Parties will not have any claim (for indemnification or otherwise) against Seller or any other Person with respect thereto, and (ii) not give rise to any right of Purchaser to terminate this Agreement; provided, however, that such supplement or amendment shall not impair Purchaser’s right to terminate this Agreement pursuant to Section 10.1(e) in the event the facts, events or occurrences disclosed on such supplement or amendment relate to breaches of the representations and warranties of Seller contained in this Agreement which constitute a Material Adverse Effect. Any such supplement or amendment hereunder shall be provided to Purchaser not less than two (2) Business Days prior to the Closing Date; provided, however, that a new supplement or amendment may be provided prior to the Closing for any fact, event or occurrence Seller did not have Knowledge of prior to the second Business Day prior to the Closing but has Knowledge of prior to the Closing.

Section 7.4 Further Action; Permits.

(a) From time to time after the date of this Agreement, upon request of any Party and without further consideration, each Party shall execute and deliver to the requesting Party such documents and take such action as may be reasonably requested by the requesting Party to consummate more effectively the intent and purpose of the Parties under this Agreement and the transactions contemplated by this Agreement.

(b) Purchaser and Seller shall use commercially reasonable efforts to cooperate with one another with respect to the transfer or reissuance of the Assumed Permits, including executing any necessary forms as required. In addition, following the Closing, upon Purchaser’s request, Seller shall use its commercially reasonable efforts to assist Purchaser in connection with applying for and obtaining any Permits relating to the Facility and/or necessary for the operation of the Facility that are not Assumed Permits.

Section 7.5 Payments. Seller shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Purchaser (or its designated Affiliates) any monies or checks exclusively related to the Facility that have been sent to Seller or any of its Affiliates on or after the Closing Date by customers, suppliers or other contracting parties of the Facility to the extent that they are in respect of any Purchased Assets or Assumed Liabilities hereunder. Purchaser shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Seller (or its designated Affiliates) any monies or checks that have been sent to Purchaser (including the Facility) on or after the Closing Date to the extent that they are not due to the Facility or are in respect of an Excluded Asset or Excluded Liability hereunder.

Section 7.6 Misallocated Assets. In the event that the Parties determine that certain assets, rights or properties which properly constitute Purchased Assets were not transferred to Purchaser at Closing, subject to Section 7.4, Seller shall promptly take all steps reasonably necessary to transfer and deliver any and all of such assets (and any related Liability) to Purchaser without the payment by Purchaser of any further consideration therefor. In the event that the Parties determine that certain assets were transferred to Purchaser at Closing that were not intended to be conveyed pursuant to this Agreement, then Purchaser shall promptly take all steps reasonably necessary to transfer and deliver any and all of such assets (and any related Liability) to Seller without the payment by Seller of any further consideration therefor.

Section 7.7 Books, Records and Files. Purchaser and Seller agree that Seller may maintain copies of any Books, Records and Files that are included in the Purchased Assets and that are delivered to Purchaser hereunder and Seller may prepare a comprehensive index and file plan of such Books, Records and Files. Purchaser agrees to retain and maintain such Books, Records and Files for a period of at least seven (7) years after the Closing (plus any additional time as required by Law or during which Purchaser has been advised by Seller that (i) there is an ongoing Tax audit with respect to periods prior to the Closing or (ii) any such period is otherwise open to assessment; provided, however, that only such Books, Records and Files reasonably related to the appropriate Tax audit or period as advised by Seller shall be subject to such time extension). During such period, Purchaser agrees to give Seller and its representatives reasonable cooperation, access (including copies) and staff assistance, as needed, during normal business hours and upon reasonable notice, with respect to the Books, Records and Files delivered to Purchaser hereunder, and Seller agrees to give Purchaser and its representatives reasonable cooperation, access and staff assistance, as needed, during normal business hours and upon reasonable notice, with respect to the Books, Records and Files relating to the Facility and retained by Seller, in each case as may be necessary for general business purposes, including the defense of litigation, the preparation of Tax returns and financial statements and the management and handling of Tax audits; provided, however, that such cooperation, access and assistance does not unreasonably disrupt the normal operations of Purchaser or Seller or their respective Affiliates. Notwithstanding anything to the contrary contained in this Agreement, neither Seller nor any of its Affiliates shall be required to provide access to or copies of any income Tax Returns of Seller or any such Affiliate.

Section 7.8 Names Following Closing. Neither Purchaser nor any of its Affiliates shall use, or have the right to use the “Alto Ingredients,” “Pacific Ethanol,” “Kinergy” “Pacific Ethanol Stockton,” “Illinois Corn Processing,” “ICP,” “Driven by Demand” or “Pacific Ag” names or marks, the “Alto Ingredients” logo, or any other name or mark owned or controlled by Seller or any of its Affiliates, or any name or mark that is similar to, derived from or embodies any of the foregoing. For the avoidance of doubt, the name “Pacific Ethanol” and the logo are registered trademarks of Seller Parent, and Seller Parent reserves all of its rights therein. Notwithstanding the foregoing, Seller Parent agrees to change the name of Seller promptly after Closing to a name that does not include the words “pacific” or “ethanol,” and Seller Parent agrees that it shall not use its “Pacific Ethanol” trademark in connection with any carbon capture and sequestration venture within forty (40) miles of the Facility.

Section 7.9 Insurance. From and after the Closing, the Facility, the Purchased Assets, the Assumed Liabilities and the operations and assets and Liabilities in respect thereof, shall cease to be insured by Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs, and neither Purchaser nor its Affiliates (including the Facility) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the Facility, the Facility Employees, the Purchased Assets, the Assumed Liabilities, or the operations or assets or Liabilities in respect thereof. Seller or its Affiliates may amend any insurance policies in the manner it deems appropriate to give effect to this Section 7.9. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Facility, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof. Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of, or in respect of, the Facility, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, under or in respect of any past or current insurance policy under which any of the foregoing is a named insured.

Section 7.10 Termination of Intercompany Arrangements. Immediately prior to the Closing, except for the Ancillary Agreements, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, between Seller and its Affiliates, on the one hand, and the Facility, on the other hand, shall automatically be terminated without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further obligations therefor or thereunder.

Section 7.11 CARB Compliance. CARB has advised Seller that, although the Closing will occur before the upcoming triennial compliance event, Seller will retain the obligation to comply with CARB’s regulations associated with the California Cap-and-Trade Program and the California Regulation for the Mandatory Reporting of Greenhouse Gas Emissions (the “CARB Compliance Requirements”) related to the period of time Seller owned the Site. Seller shall take all necessary steps, before and/or after the Closing, to complete the CARB Compliance Requirements for the triennial period ending December 31, 2020.

Section 7.12 Seller Parent Letter of Credit. At the Closing, Seller shall, at its cost, deliver to Purchaser the Seller Parent Letter of Credit. Seller shall cause the Seller Parent Letter of Credit to remain in full force and effect in accordance with its terms and with this Section 7.12. The Seller Parent Letter of Credit shall expire, and Purchaser shall cooperate to implement such expiry, upon the date that is nineteen (19) months after the Closing Date (the “Expiry Date”), at which such time Purchaser shall return the Seller Parent Letter of Credit to Seller; provided, however, that (A) if there are no pending claims pursuant to Section 11.3 (each, a “Pending Claim”) that remain outstanding as of the date that is nineteen (19) months after the Closing Date (the “Survival Expiration Date”), then Purchaser shall cooperate to implement expiry of the Seller Parent Letter of Credit as soon as practicable after such Survival Expiration Date; and (B) if any Pending Claims remain outstanding on the Survival Expiration Date, the Seller Parent Letter of Credit shall be renewed or replaced prior to the Survival Expiration Date with a letter of credit in an amount equal to the aggregate amount of the Pending Claims from an Acceptable Bank (the “Replacement Letter of Credit”). The Replacement Letter of Credit will remain in full force and effect until all such Pending Claims have been satisfied or otherwise resolved, and shall be delivered to Purchaser not later than ten (10) days prior to the Expiry Date. In the event such Replacement Letter of Credit is not delivered to Purchaser by such date, then Purchaser shall have the right to draw on the Seller Parent Letter of Credit pursuant to the terms thereof the amount of the Pending Claims, in which case Purchaser shall retain such drawn funds until the Pending Claims are resolved pursuant to the terms hereof.

Section 7.13 Employment. It is expected that prior to the Closing, Purchaser may make an offer of “at-will” employment effective as of the Closing Date to one or more Facility Employees of Seller, provided that Purchaser may elect not to make an offer to any of such Facility Employees in Purchaser’s sole discretion. Any such “at-will” employment will: (i) be contingent on the Closing, (ii) be subject to and in compliance with Purchaser’s standard human resources policies and procedures, including requirement for proof evidencing a legal right to work in the United States, and (iii) have terms, including the position, salary and responsibilities of such Facility Employee, which will be determined by Purchaser in its sole discretion.

Section 7.14 Vessel Inspection. At Seller’s sole cost and expense, Seller shall cause the API 510 vessel inspection of Seller’s molesieves to be completed, and shall complete any repairs indicated by such inspection, including the replacement of the media to the extent necessary. Seller expects that the inspections and possible repairs will not be scheduled until after the Closing. Seller and Purchaser shall cooperate to arrange for the work to be performed at times convenient to Purchaser.

Section 7.15 Consents. Notwithstanding anything contained in this Agreement:

(a) To the extent that assignment by Seller to Purchaser of any Assigned Contract or other right is not permitted or is not permitted without the consent of a third party, this Agreement shall not be deemed to constitute an undertaking to assign the same if such consent is not obtained or if such an undertaking otherwise would constitute a breach of or cause a loss of benefits thereunder. Seller shall use commercially reasonable efforts to obtain any and all such third party consents prior to the Closing Date.

(b) If and to the extent that any required third party consent is unable to be obtained, Seller shall continue to be bound by any such Assigned Contract or other right (each, a “Non-Assigned Contract”). In such event, to the extent Purchaser deems reasonably necessary, (i) Seller shall make the benefit of such Non-Assigned Contract available to Purchaser, and (ii) the assignment provisions of this Agreement shall operate to the extent permitted by law or the applicable Non-Assigned Contract to create a subcontract, sublease or sublicense with Purchaser to perform each relevant Non-Assigned Contract at a price equal to the monies, rights and other consideration receivable or payable by Seller with respect to the performance by or enjoyment of Purchaser under such subcontract, sublease or sublicense. To the extent such benefit is made available and/or such subcontract, sublease or sublicense is created, (1) Purchaser shall pay, perform and discharge fully all obligations of Seller under any such Non-Assigned Contract from and after the Closing Date, (2) Seller shall, without further consideration therefor, pay and remit to Purchaser promptly any monies, rights and other consideration received in respect of such Non- Assigned Contract performance, and (3) Seller shall exercise or exploit its rights and options under all such Non-Assigned Contracts only as reasonably directed by Purchaser and at Purchaser’s expense.

(c) If and when any third party consent contemplated shall be obtained or any such Non-Assigned Contract shall otherwise be assignable, Seller shall promptly assign all of its rights and obligations thereunder or in connection therewith to Purchaser without payment of further consideration therefor.

Section 7.16 Exclusive Dealing. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, (a) Seller shall not take any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any Person (other than Purchaser) concerning any purchase of any of Purchased Assets, and (b) if Seller receives from any Person any inquiries, proposals or offers with respect to the Purchased Assets, Seller shall promptly notify such Person that Seller is contractually bound to forego any such discussions or negotiations. Seller shall immediately cease and cause to be terminated any existing negotiations with any Persons (other than Purchaser) conducted heretofore with respect to the Purchased Assets.

Section 7.17 RFS Engineering Review. Seller has engaged EcoEngineers to perform engineering reviews of its facilities as required by the Renewable Fuel Standard Program. Purchaser will require a valid engineering review of the Facility in order to qualify as a “RIN Owner” or a “RIN Generator” under the Renewable Fuel Standard Program. Seller shall: (i) direct EcoEngineers to complete its engineering review of the Facility by January 31, 2022 in accordance with terms of the engagement agreement between Purchaser and EcoEngineers (the “Engineering Review”), (ii) pay the fees associated with such Engineering Review, and (iii) take all other steps reasonably requested by Purchaser to enable Purchaser to use the results of the Engineering Review in connection with Purchaser’s application with the EPA. For the avoidance of doubt, Seller’s financial obligations pursuant to the foregoing sentence are limited to the payment of fees owing to EcoEngineers for the Engineering Review. All other expenses incurred after Closing in connection with Purchaser’s qualification under the Renewable Fuel Standard Program shall be the responsibility of Purchaser.

ARTICLE VIII

TAXES

Section 8.1 Periodic Taxes. All personal property Taxes, real property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets or the Facility for a Straddle Period (“Periodic Taxes”) shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period based on the number of days of such Straddle Period prior to and including the Closing Date, and the number of days of such Straddle Period beginning with the day after the Closing Date, respectively. Seller shall be liable for the Periodic Taxes attributable to any Pre-Closing Tax Period, and Purchaser shall be liable for all other Periodic Taxes. Purchaser shall be responsible for preparing and filing all Tax Returns for Periodic Taxes required to be filed after the Closing; provided, however, that to the extent such Tax Returns relate to any Pre-Closing Tax Period or Straddle Period, such Tax Returns shall be subject to the approval of Seller. Seller and Purchaser agree to consult and resolve in good faith any issue arising as a result of the review of such Tax Returns and to mutually consent to the filing of such returns. Seller shall remit its share of such Periodic Taxes to Purchaser no later than ten (10) days before the due date for such Taxes.

Section 8.2 Refunds. Seller shall be entitled to retain or, to the extent actually received by or otherwise available to Purchaser or its Affiliates, receive prompt (and in all events within ten (10) Business Days) payment from Purchaser or any of its Affiliates of, any refund or credit (including refunds arising by reason of amended Tax Returns filed after the Closing or otherwise) with respect to Taxes paid or borne by Seller with respect to any Pre-Closing Tax Period relating to the Purchased Assets, the Assumed Liabilities or the Facility. Purchaser shall be entitled to retain or, to the extent actually received by Seller, receive prompt (and in all events within ten (10) Business Days) payment from Seller of, any refund or credit (including refunds arising by reason of amended Tax Returns filed after the Closing or otherwise) with respect to Taxes paid or borne by Purchaser with respect to any Post-Closing Tax Period relating to the Purchased Assets, the Assumed Liabilities or the Facility.

Section 8.3 Resolution of Tax Controversies. If a claim shall be made by any Governmental Authority or taxing authority that might result in an indemnity payment to Purchaser or any of its Affiliates pursuant to Section 8.1, Purchaser shall promptly (and in all events within ten (10) Business Days) notify Seller of such claim. In the event that a Governmental Authority or a taxing authority determines a deficiency in any Tax, the Party ultimately responsible for such Tax under this Agreement, whether by indemnity or otherwise, shall have authority to determine whether to dispute such deficiency determination and to control the prosecution or settlement of such dispute; provided, however, with respect to Straddle Periods, Seller shall control the dispute. The Party that is not ultimately responsible for such Tax under this Agreement shall have the right to participate at its own expense in the conduct of any such proceeding involving a Tax claim that would adversely affect such Party.

Section 8.4 Tax Cooperation. Seller and Purchaser agree to furnish or cause to be furnished to the other Party, upon request, as promptly as practical, such information and records and assistance (including making such of their respective officers, directors, employees and agents available as may reasonably be requested by such other Party) in connection with the preparation of any Tax Return, audit or other proceeding that relates to the Purchased Assets or the Facility, provided, however, in no event shall any Party or any of its respective Affiliates be required to provide access to or copies of any income Tax Returns of such Party or any such Affiliate. Any expense incurred in providing such information or assistance shall be borne by the Party requesting it.

Section 8.5 Conveyance Taxes. Notwithstanding any other provision of this Agreement to the contrary, all transfer, documentary, recording, sales, use, registration, stamp and other similar Taxes (including all applicable real estate transfer Taxes, but excluding any Taxes based on or attributable to income or capital gains) together with any conveyance fees, notarial and registry fees and recording costs (including any penalties and interest thereon) imposed by any taxing authority or other Governmental Authority in connection with the transfer of the Purchased Assets or the Facility to Purchaser or its Affiliates by this Agreement (collectively, the “Conveyance Taxes”) shall be borne 50% by Seller and 50% by Purchaser, and shall be paid when due. At its own expense Purchaser shall, with the cooperation of Seller, file all necessary Tax Returns and other documentation with respect to all the Conveyances Taxes and, if required by applicable Law, the Parties shall, and shall cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

Section 8.6 Amended Tax Returns. Purchaser shall not amend any Tax Return related to the Facility, Assumed Liabilities or the Purchased Assets for a Pre-Closing Tax Period or a Straddle Period without the consent of Seller, which shall not be unreasonably withheld, conditioned or delayed.

ARTICLE IX

CONDITIONS

Section 9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to this Agreement to consummate the transactions contemplated by this Agreement are subject to the requirement (or to the extent permitted by Law, written waiver by each of Seller and Purchaser) on or prior to the Closing Date, that there shall not be in effect any Governmental Order or any Law preventing, enjoining, restraining, making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 9.2 Conditions to Obligations of Seller. The obligations of Seller to effect the Closing shall be subject to satisfaction (or, to the extent permitted by applicable Law, waiver by Seller, in whole or in part) at or prior to the Closing of the following conditions:

(a) Each of the representations and warranties of Purchaser contained in Article VI shall be true and correct as of the Closing as if made at the Closing (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date);

(b) Each of the covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects; and

(c) Seller shall have received a certificate, dated as of the Closing Date, signed on behalf of Purchaser by an officer of Purchaser to the effect that the conditions set forth in Section 9.2(a) and Section 9.2(b) have been satisfied by Purchaser.

Section 9.3 Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Closing shall be subject to satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser, in whole or in part) at or prior to the Closing of the following conditions:

(a) Each of the representations and warranties of Seller contained in Article V shall be true and correct as of the Closing as if made at the Closing (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date), except in either case where any failure of such representations and warranties to be so true and correct has not had a Material Adverse Effect;

(b) Each of the covenants and agreements contained in this Agreement to be complied with by Seller on or before the Closing shall have been complied with in all material respects; and

(c) Purchaser shall have received a certificate, dated as of the Closing Date, signed on behalf of Seller by an officer of Seller to the effect that the conditions set forth in Section 9.3(a) and Section 9.3(b) have been satisfied by Seller.

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by the mutual written consent of Seller and Purchaser;

(b) by either Seller or Purchaser, if the Closing shall not have occurred by November 5, 2021 (the “End Date”), unless any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; provided, however, that the End Date may be extended by the mutual written consent of Seller and Purchaser.

(c) by either Seller or Purchaser, in the event that any Law or Governmental Order of any Governmental Authority in the United States permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in such Law or Governmental Order in the United States permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

(d) by Seller (but only so long as Seller is not in material breach of its obligations under this Agreement) if there has been a breach of any representation, warranty, covenant or agreement of Purchaser contained in this Agreement which cannot be or is not cured prior to the End Date;

(e) by Purchaser (but only so long as Purchaser is not in material breach of its obligations under this Agreement) if there has been a breach of any representation, warranty, covenant or agreement of Seller contained in this Agreement cannot be or is not cured prior to the End Date; or

(f) by Seller in the event (i) all of the conditions set forth in Section 9.3 have been and continue to be satisfied (other than conditions with respect to actions the Parties shall take at the Closing itself or which, by their nature, cannot be satisfied until the Closing, but in each case are capable of being satisfied at or prior to the Closing), (ii) Seller has notified Purchaser in writing that it is ready, willing and able to consummate the transactions contemplated by this Agreement, (iii) Purchaser has failed to complete the Closing when required pursuant to Section 4.1, and (iv) Purchaser fails to complete the Closing within three (3) Business Days after the date of receipt of the notice contemplated by clause (ii) and Seller stood ready, willing and able to consummate the transactions contemplated by this Agreement through the end of such three (3) Business Day period.

Section 10.2 Effect of Termination. If this Agreement is terminated and the transactions contemplated by this Agreement are abandoned as described in Section 10.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of Section 7.2(b), this Section 10.2 and Article XII. Nothing in this Section 10.2 shall be deemed to release any Party from any liability for willful breach by such Party of the terms and provisions of this Agreement, including Purchaser’s failure to close pursuant to Section 10.1(f).

Section 10.3 Notice of Termination. In the event of termination by Seller or Purchaser pursuant to Section 10.1, written notice of such termination and the basis thereof shall be given by the terminating Party to the other Party to this Agreement.

ARTICLE XI

SURVIVAL AND INDEMNIFICATION

Section 11.1 Survival.

(a) The representations and warranties of the Parties contained in this Agreement shall survive the Closing for a period of eighteen (18) months from the Closing Date and shall expire thereafter; provided, however, that (i) such representations and warranties shall survive for such period with respect to (but only with respect to) any inaccuracy therein or breach thereof, written notice of which shall have been duly and in good faith given within such period in accordance with Section 11.5(a) and Section 11.5(b), (ii) the representations and warranties in Section 5.10 with respect to environmental matters shall survive for a period of five (5) years after the Closing, and (iii) the representations and warranties in Section 5.1 and Section 6.1 as to authorization shall survive indefinitely.

(b) No covenant or agreement of the Parties contained in this Agreement that is to be performed at or prior to the Closing shall survive the Closing; provided, however, that the covenants and agreements that contemplate actions to be taken or not taken or obligations in effect after the Closing shall survive in accordance with their terms.

(c) Any claim or demand under this Article XI required to be made on or prior to the expiration of the applicable survival period set forth in this Article XI and not made on or prior to such expiration as described herein shall be irrevocably and unconditionally released and waived by the party seeking indemnification with respect thereto. It is the express intent of the Parties that, if the applicable period for an item as contemplated by this Article XI is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby.

Section 11.2 Indemnification by Purchaser. Subject to the other provisions of this Article XI, from and after the Closing, Purchaser shall be liable to the Seller Indemnified Parties for and shall indemnify the Seller Indemnified Parties against any and all Losses which any Seller Indemnified Parties may suffer or incur to the extent arising out of or related to:

(a) any breach of or inaccuracy in any representation or warranty of Purchaser contained in Article VI of this Agreement;

(b) any breach by Purchaser of, or failure by Purchaser to perform, any of its covenants or other agreements set forth in this Agreement;

(c) the holding or use of the Purchased Assets by Purchaser or the operation of the Facility by Purchaser following the Closing; and

(d) the Assumed Liabilities.

Section 11.3 Indemnification by Seller and Seller Parent. Subject to the other provisions of this Article XI, from and after the Closing, Seller and Seller Parent shall, jointly and severally, be liable to the Purchaser Indemnified Parties for and shall indemnify the Purchaser Indemnified Parties against any and all Losses which any Purchaser Indemnified Parties may actually suffer or incur to the extent arising out of or related to:

(a) any breach of or inaccuracy in any warranty or representation of Seller or Seller Parent contained in Article V of this Agreement;

(b) any breach by Seller or Seller Parent of, or failure by Seller or Seller Parent to perform, any of their respective covenants or other agreements set forth in this Agreement;

(c) the holding or use of the Purchased Assets by Seller or Seller Parent or the operation of the Facility by Seller or Seller Parent prior to the Closing; and

(d) the Excluded Liabilities.

Section 11.4 Limitations on Indemnification.

(a) Notwithstanding anything to the contrary contained in this Agreement, no amounts shall be payable in respect of any Losses arising under Section 11.2 or Section 11.3:

(i) to the extent that the Indemnified Party had a reasonable opportunity, but failed, to mitigate any such Losses;

(ii) to the extent it arises from or was caused by actions taken or failed to be taken by the Indemnified Party or any of its Affiliates after the Closing; or

(iii) to the extent any matter forming the basis for such Losses was (A) incurred by the Indemnified Party as an obligation that accrued under any Assigned Contract during the period of the Indemnified Party’s responsibility for Liabilities accruing under the Assigned Contracts or (B) otherwise disclosed to or known by the Indemnified Party prior to the Closing

(b) For purposes of this Article XI, any materiality standards or qualification and any references to the defined term Material Adverse Effect in any representation or warranty shall not be taken into account in determining the amount of any indemnifiable Losses with respect to such inaccuracy.

(c) Notwithstanding anything to the contrary contained in this Agreement, the indemnity obligations of Seller under this Article XI shall be further limited as follows:

(i) no indemnity shall be payable by Seller under Section 11.3(a) or 11.3(b) until and only to the extent that the aggregate amount of Losses exceeds $125,000 (the “Deductible”) in which event Seller shall be responsible for only for Losses exceeding the Deductible; and

(ii) Seller shall have no further indemnity obligations under Section 11.3(a) or Section 11.3(b) once the aggregate of all Losses paid by Seller with respect to such indemnity obligations equals $2,400,000.

For the avoidance of doubt, the foregoing limitations on Seller’s indemnity obligations with respect to Section 11.3(b) shall not apply to any failure by Seller to perform its agreement hereunder that Purchaser will not be responsible for any Excluded Liabilities or any failure of Seller to perform its affirmative indemnity obligations with respect to Excluded Liabilities.

Section 11.5 Claims for Indemnification. All claims for indemnification by any Indemnified Party shall be asserted and resolved as set forth in this Section 11.5.

(a) Third Party Claims.

(i) In the event that any written claim or demand for which, in the reasonable determination of the Indemnifying Party, an Indemnifying Party may be liable to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party (which, for purposes of this Article XI, shall mean any party that is not a Seller Indemnified Party or Purchaser Indemnified Party), such Indemnified Party shall promptly, but in no event later than thirty (30) days following such Indemnified Party’s receipt of such claim or demand (including a copy of any related written third party demand, claim or complaint) (a “Third Party Claim”) deliver a written notification of the Third Party Claim, specifying the nature of and basis for such Third Party Claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Losses arising from such Third Party Claim, and such other information as the Indemnifying Party shall reasonably request (“Third Party Claim Notice”). The Indemnifying Party shall be relieved of its obligations to indemnify the Indemnified Party with respect to such Third Party Claim if the Indemnified Party fails to timely deliver the Third Party Claim Notice and the Indemnifying Party is actually prejudiced thereby.

(ii) Within thirty (30) days after receipt by the Indemnifying Party of a Third Party Claim Notice, such Indemnifying Party may deliver to the Indemnified Party a written response (the “Response Notice”) in which such Indemnifying Party: (i) agrees that the Indemnified Party is entitled to the full amount of the Third Party Claim as set forth in the Third Party Claim Notice, (ii) agrees that the Indemnified Party is entitled to part, but not all, of the full amount of the Third Party Claim as set forth in the Third Party Claim Notice (such amount agreed to under (i) or (ii), the “Agreed Amount”), or (iii) indicates that the Indemnifying Party disputes the entire full amount of the Third Party Claim as set forth in the Third Party Claim Notice. Any part of the full amount of the Third Party Claim as set forth in the Third Party Claim Notice that is not agreed to pursuant to the Response Notice shall be the “Contested Amount.” If a Response Notice is not received within such thirty (30) day period, then the Indemnifying Party shall be conclusively deemed to have agreed that the Indemnified Party is entitled to the full amount of the Third Party Claim as set forth in the Third Party Claim Notice (and such amount shall be the Agreed Amount). If the Parties are unable to resolve the dispute relating to any Contested Amount within thirty (30) days after the delivery of the Response Notice, then the Parties shall be entitled to resort to any legal remedy available to such Parties, subject to the terms of this Agreement, to resolve such dispute including obtaining a final and non-appealable order of any court of competent jurisdiction directing the Indemnifying Party to pay the Indemnified Party all or a portion of the Contested Amount (the “Final Contested Amount”). The Indemnifying Party shall pay any Agreed Amount and/or any Final Contested Amount within five (5) Business Days after determination thereof, it being understood that the Purchaser Indemnified Party shall be entitled to draw upon the Seller Parent Letter of Credit and/or, if applicable, the Replacement Letter of Credit for any Agreed Amounts and/or Final Contested Amounts owed to the Purchaser Indemnified Party by the Indemnifying Party in connection with any claims for indemnification pursuant to this Article XI within five (5) Business Days after determination of such Agreed Amount and/or Final Contested Amount.

(iii) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate therein and, to the extent that the Indemnifying Party shall wish, to assume the defense thereof provided, however, that the Third Party Claim involves only monetary damages and does not seek an injunction or other equitable relief or does not, in the good faith judgment of the Indemnified Party, based on the advice of counsel, involve a conflict of interest. After notice from the Indemnifying Party to the Indemnified Party of such election to so assume the defense thereof, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that in the event the Indemnifying Party fails to actively and diligently conduct the defense of such Third Party Claim, then in such event, upon twenty (20) days’ notice during which time such failure to so conduct the defense of such Third Party Claim is not cured, the Indemnified Party may hire separate counsel, and reasonable fees and expenses of such counsel shall be borne by the Indemnifying Party. The Indemnified Party shall cooperate fully with the Indemnifying Party and its counsel in the defense against any such Third Party Claim. The Indemnified Party shall have the right to participate at its own expense in the defense of any Third Party Claim.

(iv) If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall not settle such Third Party Claim unless the Indemnifying Party consents in writing. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which may be withheld in the Indemnified Party’s sole discretion), enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim if such settlement, compromise or judgment (x) does not include an unconditional release of the Indemnified Party and its Affiliates from all liability in respect of such Third Party Claim or (y) imposes equitable remedies or any obligation on the Indemnified Party or any of its Affiliates other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder. If the Indemnified Party is conducting the defense of any Third Party Claim, the Indemnified Party shall not settle such Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld or delayed).

(v) In the event that the Indemnifying Party does not elect to assume the defense of any Third Party Claim, then (a) the Indemnified Party shall (upon further notice to the Indemnifying Party) have the right to undertake the defense of such Third Party Claim; and (b) any failure of the Indemnified Party to defend or to participate in the defense of any such Third Party Claim shall not relieve the Indemnifying Party of its obligations hereunder or, notwithstanding any other provision of this Agreement, otherwise impose an obligation to defend the Indemnified Party hereunder.

(b) Direct Claims.

(i) In the event any Indemnified Party should have a claim or demand under Section 11.2 or Section 11.3 against any Indemnifying Party that does not involve a Third Party Claim (a “Direct Claim”), the Indemnified Party shall promptly deliver a written notification to the Indemnifying Party specifying the nature of and basis for such claim or demand, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Losses arising from such claim or demand (a “Direct Claim Notice”).

(ii) Within thirty (30) days after receipt by the Indemnifying Party of a Direct Claim Notice, such Indemnifying Party may deliver to the Indemnified Party a written response (the “Direct Claim Response Notice”) in which such Indemnifying Party: (i) agrees that the Indemnified Party is entitled to the full amount of the Direct Claim as set forth in the Direct Claim Notice, (ii) agrees that the Indemnified Party is entitled to part, but not all, of the full amount of the Direct Claim as set forth in the Direct Claim Notice (such amount agreed to under (i) or (ii), the “Direct Claim Agreed Amount”), or (iii) indicates that the Indemnifying Party disputes the entire full amount of the Direct Claim as set forth in the Direct Claim Notice. Any part of the full amount of the Direct Claim as set forth in the Direct Claim Notice that is not agreed to pursuant to the Direct Claim Response Notice shall be the “Direct Claim Contested Amount.” If a Direct Claim Response Notice is not received within such thirty (30) day period, then the Indemnifying Party shall be conclusively deemed to have agreed that the Indemnified Party is entitled to the full amount of the Direct Claim as set forth in the Direct Claim Notice (and such amount shall be the Direct Claim Agreed Amount). If the Parties are unable to resolve the dispute relating to any Direct Claim Contested Amount within thirty (30) days after the delivery of the Direct Claim Response Notice, then the Parties shall be entitled to resort to any legal remedy available to such Parties, subject to the terms of this Agreement, to resolve such dispute including obtaining a final and non-appealable order of any court of competent jurisdiction directing the Indemnifying Party to pay the Indemnified Party all or a portion of the Direct Claim Contested Amount (the “Final Direct Claim Contested Amount”). The Indemnifying Party shall pay any Direct Claim Agreed Amount within five (5) Business Days after determination thereof, it being understood that the Purchaser Indemnified Party shall be entitled to draw upon the Seller Parent Letter of Credit and/or, if applicable, the Replacement Letter of Credit for any Direct Claim Agreed Amounts and/or Final Direct Claim Contested Amounts owed to the Purchaser Indemnified Party by the Indemnifying Party in connection with any claims for indemnification pursuant to this Article XI within five (5) Business Days after determination of such Direct Claim Agreed Amount and/or Final Direct Claim Contested Amount.

(c) Access. In the event of any claim or demand for indemnity under Section 11.3, Purchaser agrees to give Seller and its representatives reasonable access to the books and records and employees of Purchaser in connection with the matters for which indemnification is sought to the extent Seller reasonably deems necessary in connection with its rights and obligations under this Article XI.

Section 11.6 Tax Effect. Any indemnification obligation of an Indemnifying Party under this Agreement shall be adjusted so as to give effect to any net reduction in federal, state, local or foreign income or franchise tax liability accrued or realized (either by decrease in Taxes paid or increase in a refund due) at any time by the Indemnified Party in connection with the satisfaction by the Indemnifying Party of any such indemnification obligation.

Section 11.7 Calculation of Indemnification Payments.

(a) If any Purchaser Indemnified Party is entitled to indemnification pursuant to this Article XI, subject to the applicable limitations contained in this Article XI, including those contained in Section 11.4, the Losses indemnifiable thereunder shall be satisfied first from the Seller Parent Letter of Credit, and, to the extent the funds available under the Seller Parent Letter of Credit are not sufficient, Seller and/or Seller Parent shall pay such amounts directly to such Purchaser Indemnified Party (or its designee) by wire transfer of immediately available funds within five (5) Business Days after the final determination hereof to an account designated by the applicable Purchaser Indemnified Party.

(b) If any Losses sustained by an Indemnified Party are covered by an insurance policy or an indemnification, contribution, warranty, refund or similar obligation of another Person (other than an Affiliate of such Indemnified Party), the Indemnified Party shall use reasonable best efforts to collect such insurance proceeds or indemnity, contribution, warranty, refund or similar payments. If the Indemnified Party receives such insurance proceeds or indemnity, contribution, warranty, refund or similar payments prior to being indemnified under Section 11.2 or Section 11.3, as applicable, with respect to such Losses, the payment by an Indemnifying Party under this Article XI with respect to such Losses shall be reduced by the net amount of such insurance proceeds or indemnity, contribution, warranty, refund or similar payments to the extent related to such Losses, less reasonable attorney’s fees and other expenses incurred in connection with such recovery. If the Indemnified Party receives such insurance proceeds or indemnity, contribution, warranty or similar payments after being indemnified by an Indemnifying Party with respect to such Losses, the Indemnified Party shall pay to the Indemnifying Party the net amount of such insurance proceeds or indemnity, contribution, warranty or similar payment to the extent related to such Losses, less reasonable attorney’s fees and other expenses incurred in connection with such recovery. If any Indemnified Party receives payment under this Article XI on account of a claim that an Indemnifying Party believes in good faith is covered by an insurance policy or an indemnification, contribution, warranty, refund or similar obligation of another Person (other than an Affiliate of such Indemnified Party), that Indemnified Party shall (i) on written request of the Indemnifying Party assign, to the extent assignable, its rights under such insurance policy or indemnification, contribution or similar obligation with respect to such claim to the Indemnifying Party and (ii) be relieved of any further obligation to pursue collection of such insurance or indemnification, contribution, warranty or similar obligation (except that, if requested to do so by the Indemnifying Party, the Indemnified Party shall reasonably cooperate with the Indemnifying Party at the Indemnifying Party’s sole expense, to collect any such insurance or indemnification, contribution, warranty or similar obligation).

Section 11.8 Exclusivity; Release.

(a) After the Closing, the indemnities set forth in this Article XI shall be the sole and exclusive remedy of the Parties, their successors and assigns, and their respective officers, managers or directors, employees, agents, members and Affiliates with respect to this Agreement, the events giving rise to this Agreement and the transactions contemplated hereby, except with respect to (i) claims for specific enforcement for breaches of covenants and agreements contained in this Agreement, and (ii) claims for fraud or intentional misrepresentation. Without limiting the foregoing, Purchaser, for itself and its Affiliates, does hereby irrevocably release, hold harmless and forever discharge Seller and its Affiliates from any and all Liabilities arising pursuant to Environmental Law or with respect to Hazardous Materials resulting from or arising out of or in connection with the Facility, the Assumed Liabilities and the Purchased Assets except for the remedies expressly set forth in this Agreement. In furtherance of, but subject to, the foregoing, Purchaser, for itself and on behalf of its Affiliates, hereby irrevocably waives any and all rights and benefits with respect to such Liabilities that it now has, or in the future may have conferred upon it by virtue of any Law or common law principle, in each case, which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In connection with the foregoing, Purchaser hereby acknowledges that it is aware that factual matters now unknown to it and Seller or any of their respective Affiliates may have given, or hereafter may give, rise to Liabilities arising under Environmental Laws or with respect to Hazardous Materials, and Purchaser further agrees that the release set forth in this Section 11.8 has been negotiated and agreed upon in light of that awareness, and Purchaser, for itself and its Affiliates, nevertheless hereby intends irrevocably to release, hold harmless and forever discharge Seller and its Affiliates from all such Liabilities except for the remedies expressly set forth in this Agreement. The indemnities set forth in this Article XI apply only to matters arising out of this Agreement. Any Losses arising under or pursuant to an Ancillary Agreement shall be governed by the remedies, if any, contained in such Ancillary Agreement. The Parties shall not be entitled to a rescission of this Agreement or to any further indemnification rights or claims of any nature whatsoever in respect hereof (whether by Contract, Law or otherwise, all of which the Parties hereby waive).

(b) In connection with the release set forth in Section 11.8(a), Purchaser expressly waives any right or benefit available to Purchaser in any capacity under the provisions of Section 1542 of the Civil Code of California, which provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

Purchaser acknowledges that the waiver of the section of the California Civil Code set forth above is an essential and material term of this release, and that Purchaser has read this provision, and intend these consequences even as to unknown claims which may exist at the time of this release.

Section 11.9 Treatment of Indemnification Payments. To the extent permitted by Law, any amounts payable pursuant to this Article XI shall be considered adjustments to the Purchase Price for all income Tax purposes and the Parties and their respective Affiliates agree to take no position inconsistent with such treatment in any Tax Return, in any refund claim, in any litigation, or otherwise unless required by a final determination by an applicable taxing authority.

Section 11.10 Additional Limitations on Liability. Notwithstanding anything to the contrary contained in this Agreement (including this Article XI), no Indemnifying Party shall be liable to any Indemnified Party, whether in contract, tort (including negligence and strict liability) or otherwise, at law or in equity, and Losses under this Article XI shall not include, (A) consequential, indirect, exemplary, special or punitive damages, (B) losses or damages based upon a multiple of profits or earnings, (C) losses or damages caused by diminution of value or loss of use, profits, revenue, opportunity or reputation or (D) interest charges or cost of capital, except, in each case, to the extent any such damages are awarded against or otherwise payable or incurred by an Indemnified Party in connection with a Third Party Claim.

ARTICLE XII

MISCELLANEOUS

Section 12.1 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns; provided, however, that no assignment shall be made by either Party without the prior written consent of the other Party. Any attempted assignment in violation of this Section 12.1 shall be void.

Section 12.2 Public Announcements. The initial press release with respect to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be agreed upon by Seller and Purchaser. Other than this initial press release, no Party shall issue or cause the publication of any press release or public announcement in respect of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, without the prior written consent of the other Party hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or stock exchange rules; provided, however, that no consent of the other Party will be required for any disclosure contained in, or substantially similar to, the initial press release, which may be filed by any Party in connection with any filing with Governmental Authority.

Section 12.3 Expenses. Whether or not the transactions contemplated hereby are consummated, and except as otherwise specified herein, each Party shall bear its own fees and expenses (including fees and disbursements to counsel, financial advisors and accountants) with respect to the transactions contemplated by this Agreement.

Section 12.4 Severability. Each of the provisions contained in this Agreement shall be severable, and the unenforceability of one provision shall not affect the enforceability of any other provision or of the remainder of this Agreement.

Section 12.5 No Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein, express or implied, shall give or be construed to give to any Person, other than the Parties and their permitted assigns, any legal or equitable rights hereunder.

Section 12.6 Waiver. The failure of any Party to enforce any condition or part of this Agreement at any time shall not be construed as a waiver of that condition or part, nor shall it forfeit any rights to future enforcement thereof. Any waiver hereunder shall be effective only if delivered to the other Party in writing by the Party making such waiver.

Section 12.7 Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the Laws of the State of California, without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

Section 12.8 Jurisdiction. The Parties agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement or the transactions contemplated hereby shall be exclusively brought in the San Joaquin County Superior Court located in Stockton, California, or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, the federal courts of the United States located in the Eastern District of California, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of California, and each of the Parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action which is brought in any such court has been brought in an inconvenient forum, and the Parties irrevocably agree that all claims with respect to such Action shall be heard and determined exclusively in such court. Process in any such Action may be served on any Party anywhere in the world, whether within or without the jurisdiction of such court. Without limiting the foregoing, each Party agrees that delivery of notice to such Party as provided in Section 12.13 shall be deemed effective service of process on such Party.

Section 12.9 Waiver of Jury Trial. EACH OF THE PARTIES WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.9.

Section 12.10 Specific Performance.

(a) The Parties acknowledge that, in view of the uniqueness of the Facility, the Purchased Assets, the Assumed Liabilities and the transactions contemplated by this Agreement, each Party would not have an adequate remedy at Law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore agrees that the other Party shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled (in accordance with Section 12.8), at Law or in equity and without posting any bond or other undertaking.

(b) Without limiting the generality of the foregoing, Purchaser expressly agrees and acknowledges that, in consideration of the uniqueness of Seller’s circumstances, Seller shall be entitled to injunctive relief and specific performance, and to such further and other relief as may be necessary and proper, to ensure compliance by Purchaser with its obligation to cause the Closing to occur, and Purchaser consents to the entry of such relief (and will not contest or appeal any such relief), without necessity of posting bond or other security (any requirements therefor being expressly waived).

(c) The Parties acknowledge that the provisions of this Section 12.10 are reasonably necessary and commensurate with the need to protect the Parties against irreparable harm and to protect their legitimate business interests.

Section 12.11 Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

Section 12.12 Counterparts. The Parties may execute this Agreement (including by electronic transmission) in one or more counterparts, and each fully executed counterpart shall be deemed an original.

Section 12.13 Notices. All communications, notices and consents provided for herein shall be in writing and be given in person or by means of email (with request for assurance of receipt), by overnight courier or by mail, and shall become effective: (a) on delivery if given in person; (b) on the date of transmission if sent by email; (c) one (1) Business Day after delivery to the overnight service; or (d) four (4) Business Days after being mailed, with proper postage and documentation, for first-class registered or certified mail, prepaid.

Notices shall be addressed as follows:

If to Purchaser, to:

Pelican Acquisition LLC

PO Box 1804

Woodbridge, CA 95258

Attn: Thomas Zuckerman

Email: tmz@zuco2.com

with a copy to:

Wendel Rosen LLP

1111 Broadway, 24th Floor

Oakland, CA 94607

Attn: Timothy S. Williams

Email: TWilliams@Wendel.com

If to Seller, to:

Pacific Ethanol Stockton LLC

c/o Alto Ingredients, Inc.

1300 South Second Street

Pekin, IL 61554

Attn: Christopher W. Wright, General Counsel

Email: cwright@altoingredients.com

with a copy to:

Troutman Pepper Hamilton Sanders LLP

5 Park Plaza, 14th Floor

Irvine, CA 92614

Attn: Larry A. Cerutti

Email: larry.cerutti@troutman.com

provided, however, that if any party shall have designated a different address by notice to the others, then to the last address so designated.

Section 12.14 Performance of Obligations by Affiliates. Any obligation of Seller under or pursuant to this Agreement may be satisfied, met or fulfilled, in whole or in part, at Seller’s sole and exclusive option, either by Seller directly or by any Affiliate of Seller that Seller causes to satisfy, meet or fulfill such obligation in whole or in part.

Section 12.15 Amendment. Except as otherwise specified herein, this Agreement may not be amended, supplemented or otherwise modified except by an instrument in writing signed by each of the Parties.

Section 12.16 Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement contain the entire agreement of the Parties with respect to the transactions covered hereby, superseding all negotiations, prior discussions and preliminary agreements made prior to the date hereof.

Section 12.17 Bulk Sales Law. Each Party hereby waives compliance by the other Party or any of its Affiliates with any applicable bulk sale or bulk transfer laws of any jurisdiction in connection with the sale of the Purchased Assets to Purchaser.

* * * * *

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

PURCHASER:

PELICAN ACQUISITION LLC, a
California limited liability company

By:	ZUCO2 LLC, a California limited liability company, Manager

By:	/s/ Thomas Zuckerman
Thomas Zuckerman, Member

SELLER:

PACIFIC ETHANOL STOCKTON LLC,
a Delaware limited liability company

By:	/s/ Bryon T. McGregor
	Name:	Bryon T. McGregor
	Title:	Chief Financial Officer

SELLER PARENT:

ALTO INGREDIENTS, INC.,
a Delaware corporation

By:	/s/ Bryon T. McGregor
	Name:	Bryon T. McGregor
	Title:	Chief Financial Officer